
03022803

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Grain Growers Limited

*CURRENT ADDRESS TD Centre
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba (Canada)
R3C 3A7

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 34725 FISCAL YEAR 7/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DAT : 6/13/03



DETERMINED

DELIBERATE

DELIVERED

2002 ANNUAL REPORT

Agricore United



The Story Behind our Cover

Agricore Cooperative Ltd. and United Grain Growers Limited joined forces for the strategic benefit of our customers and shareholders.

JULY 30, 2001.
Both boards announced their unanimous agreement to forge a new company, Agricore United.

We were **determined** to create a highly competitive company positioned for long-term competitive advantage within the current global economy.

NOVEMBER 1, 2001.
We launched Agricore United.
We identifed aggressive key measurables for determining the immediate success of the merger. Management and staff began the **deliberate** process of achieving the merger milestones.

OCTOBER 31, 2002.
We **delivered** on all key merger projections with dynamic results – ahead of and over target. Target synergies of $24.7 million were more than doubled.

The process of integration – for competitive advantage, sector leadership and the delivery of superior customer service – continues.

Contents

www.agricoreunited.com

Agricore United's common shares are listed on the Toronto Stock Exchange under the trading symbol AU.

FINANCIAL HIGHLIGHTS

SUMMARY OF FISCAL 2002

This summary provides a brief overview of performance since United Grain Growers Limited operating as Agricore United, (the "Company") became publicly traded on July 28, 1993. You will find a comprehensive review of operations and complete financial information for fiscal 2002 in the balance of this annual report.

Agricore United continued to realize considerable cost savings arising from merger synergies (associated with the merger of United Grain Growers Limited and Agricore Cooperative Ltd. on November 1, 2001). Ongoing rationalization savings (from the two predecessor companies' infrastructure renewal and consolidation plans) continued at a faster pace and to a greater degree than originally contemplated.

However, the positive impact of these expense reductions on earnings was overshadowed by the adverse impacts of the 2001 and the 2002 droughts on the agricultural industry in general and, consequently, the Company's financial results. In particular, the drought negatively impacted grain shipments, sales of crop production inputs and services, and more recently the sale of livestock feed and services as feed input costs rise and livestock herds on feed decline. Revenues have also been negatively impacted recently by the current cyclical downturn in hog prices.

RELATIVE INDEX LEVELS – TOTAL RETURNS

As at Oct 31


300
275
250
225
200
175
150
125
100
75
50
25
0
93
94
95
96
97
98
99
00
01
02
Agricore United (AU)
TSX300
Nesbitt Burns Small Cap
Notes: AU stock price includes dividends which are reinvested in the month of the ex-dividend date.
The Nesbitt Burns Small Cap Index also incorporates dividend reinvestment.

BOOK VALUE AND CLOSING PRICE

As at Oct 31 (per share)


16
14
12
10
8
6
4
2
0
93
94
95
96
97
98
99
00
01
02
Closing Price
Book Value



CONSOLIDATED FINANCIAL HIGHLIGHTS

(in thousands except per share amounts)	**12 months ended October 31, 2002** (unaudited)	12 months ended October 31, 2001 Pro forma	12 months ended October 31, 2000 Pro forma
OPERATING			
Gross profit and revenue from services	**$ 422,587**	$ 563,494	$ 547,727
EBITDA	**76,422**	149,838	125,272
EBIT	**1,141**	57,899	38,631
Earnings (loss) before income taxes and unusual items	**(26,295)**	6,544	(6,620)
Net earnings (loss)	**(17,516)**	(14,687)	2,126
Cash flow provided by operations	**21,754**	—	—
Property, plant and equipment expenditures	**26,906**	—	—
FINANCIAL			
Working capital *	**$ 177,140**	$ (29,178)	$ —
Net investment in capital assets	**724,926**	790,734	—
Total assets	**1,583,974**	1,788,721	—
Shareholders' equity *	**574,281**	469,361	—
RATIOS			
Adjusted leverage ratio	**53.0%**	63.3%	—
Return on average common equity before unusual items	**(3.41%)**	—	—
PER SHARE			
Loss before unusual items (net of tax)	**$ (0.36)**	—	—
Cash flow provided by operations	**$ 0.47**	—	—

* Actual 2002 working capital deficiency of $33,910 and shareholders' equity adjusted for the two subsequent events described in Note 24 to the audited financial statement.

QUARTERLY FINANCIAL HIGHLIGHTS

(in thousands)	**12 months ended October 31, 2002** (unaudited)	12 months ended October 31, 2001 Pro forma	12 months ended October 31, 2000 Pro forma
EBITDA			
Quarter 1	**$ 8,786**	$ 34,985	$ 12,939
Quarter 2	**(224)**	7,905	17,660
Quarter 3	**92,637**	114,734	85,563
Quarter 4	**(24,777)**	(7,786)	9,110
EBIT			
Quarter 1	**$ (11,465)**	$ 12,500	$ (8,504)
Quarter 2	**(19,006)**	(15,152)	(5,315)
Quarter 3	**73,941**	90,568	64,819
Quarter 4	**(42,329)**	(30,017)	(12,369)
NET EARNINGS (LOSS)			
Quarter 1	**$ (11,834)**	$ 3,281	$ (9,786)
Quarter 2	**(11,155)**	(17,505)	(4,258)
Quarter 3	**39,232**	22,323	33,388
Quarter 4	**(33,759)**	(22,786)	(17,218)

See footnotes to the table under "Summary Operating Information" on page 19.

CORPORATE PROFILE

AGRICORE UNITED IS IN ONE BUSINESS

Agricore United provides farmers and end-use customers with a complete pipeline of products and services. We are the value-added link connecting input suppliers with farmers, and farmers with end-use producers. We generate value by infusing every relationship and every transaction with our sector knowledge and expertise.

We access and promote the most advanced input technologies and production and business practices. Our mobile knowledge-driven workforce is strategically deployed throughout Western Canada. We foster the implementation of best agronomic practices by Canada's top farmers. By aligning the increasingly specific needs of agrifood processors with the production abilities of our farmer customers, we're able to generate value for our shareholders.

This past year, like no other, demonstrated that Agricore United is driven to enhance its competitive performance. Despite the worst agricultural conditions in decades and the inevitable integration pressures created by the merger, we retained our most important assets – our customer connections and our market share – without sacrificing underlying profitability.







MISSION

To provide innovative, relevant and profitable solutions to farmers in Western Canada through our expertise, customer focus and superior access to markets.

To link farmers to domestic and international end-use customers through our technology and commitment to quality.

VALUES

Customer focus
- providing solutions for farmers
- developing long-term relationships
- delivering superior recommendations and solutions
- communicating effectively

Integrity
- being trustworthy and respectful of others
- recognizing and learning from our mistakes
- being accountable for our decisions

Professionalism
- building on our knowledge and expertise
- exercising good judgement and insight with regard to business
- working as a team

Business leadership
- cultivating a drive for excellence
- setting aggressive goals
- empowering individuals to make decisions
- seeking efficiency and innovation
- viewing change as an opportunity

Respectful workplace
- providing employees a workplace characterized by safety, teamwork, trust and diversity
- recognizing employee contributions to the goals of the organization

A MESSAGE FROM THE CHAIRMAN



[illegible] Venture Limited. The merger took effect November 2001 and since that time the Company has met or outperformed its merger goals.

[illegible]

In the near term, Agricore United will stay the course and consolidate further gains that flow from the merger.

One of the things that did not go well in the past year was the weather. Farmers in Western Canada faced one of the worst droughts in living memory. According to latest estimates, 2002 prairie grain production was 45% below average. This follows upon a fairly severe drought in 2001, when prairie grain production was 23% below average.

The magnitude of the production shortfalls is such that a material negative impact on earnings is unavoidable, even though Agricore United and its predecessor companies made great strides over the past decade to reduce our dependence on grain handling as a source of earnings. What can be said, however, is that the merged Company is able to withstand the back-to-back droughts much better than if either company had tried to go it alone.

Global Influences

Developments on the world stage also reinforce our view that the merger was the right thing to do.

Over the past year, the United States government enacted a new six-year farm bill that entrenches farm subsidies at high levels. These production-distorting subsidies and other protectionist measures of the farm bill cast a long shadow over the potential for progress under the WTO agreement reached in November 2001 in Doha, Qatar.

The European Union (EU) is also maintaining high farm subsidies under its Common Agricultural Policy (CAP) although the prospect of EU enlargement, starting as early as 2004, could ultimately result in less market distortion, as essentially the same CAP budget is supposed to be spread over more than twice as many farmers.

The actions of the U.S. and the EU notwithstanding, the Doha agreement was significant for its recognition that market distortions created by developed countries severely harm the aspirations and economic prospects of developing countries. Further, there is growing recognition, as history attests, that greater trade liberalization contributes to greater economic and political stability in those countries where it is embraced.

In our view, Canada has much to gain from a more liberalized trading environment. Rising political stability and economic prosperity in developing countries can only serve to further enhance the economic prospects for Canada, its agricultural sector and Agricore United.

We do, however, face some increased competitive pressure on the global stage. For example, in a few short years we have seen Brazil and some of the former Soviet states grow rapidly in their ability to compete for international grain markets. We expect this global competition to intensify, so long as these and other countries continue their transition to open market economies.

In our view, these trends validate both our decision to merge and our past decisions, such as increasing the emphasis on crop inputs and livestock, reducing our reliance on offshore grain markets, and placing greater emphasis on improving commercial linkages with customers in the U.S. and Mexico.

Staying the Course

While the droughts of the past two years mean that fiscal 2002/2003 will not be a banner year, Agricore United has built a solid platform for improved profitability in the years ahead. We have sharply reduced our cost structure and strengthened our balance sheet. We are a solid company in an indispensable industry. In our view, our financial strength and strong earning potential has not yet been recognized by the marketplace.

In the near term, Agricore United will stay the course and consolidate further gains that flow from the merger. For us, "staying the course" means we will continue to seek opportunities, while being mindful of the need for a sound balance sheet and prudent decision-making.

Agricore United prides itself on its innovation, integrity and vigilance. These values underpin our governance structure, our management beliefs, our marketing approach, and our financial reporting. In short, it is these values that stand behind our corporate strategy and will guide us as we work toward growing shareholder value.



Ted Allen
Chairman

A MESSAGE



It's been a wild ride.

On November 1, 2001, Agricore Cooperative Ltd. and United Grain Growers joined forces to create one of Canada's leading agri-businesses. While combining these two large companies into one has been a great challenge, especially given the environment we are currently operating in, I am very pleased to say we did it. In one short year, we've built a strong new agri-business that is well positioned for the future.

The bottom line is that we have increased value for our shareholders by building a stronger, more viable company that can withstand the current challenges of the agricultural environment and thrive in an improved market.

The merger is an even greater success story when you consider it was accomplished during some of the worst conditions to hit the agricultural sector in 40 years. Two consecutive droughts in 2001 and 2002 have severely impacted the agricultural economy with the reduced harvest impacting revenues.

A colleague of mine recently referred to the current situation as "The Perfect Storm". I think that just about sums it up perfectly. Not only have we experienced a drought as bad as we've seen in decades, grain stocks are at the lowest on record and we're also facing increasing pressures from the world market. For anyone in the agriculture industry today, it takes a lot to survive. Considering the magnitude of the drought, the situation could have been much worse. The savings Agricore United achieved directly as a result of the merger essentially saved the day.

A Deliberate Move

Although there have been a few bumps along the road, the combination of Agricore Cooperative Ltd. and United Grain Growers can only be described as a resounding success. We've taken the best of both heritage companies to develop an industry leader that can deliver greater value to our customers and shareholders. Agricore United has the tools necessary to compete successfully in a changing marketplace and be more effective and efficient than ever before.

According to the experts, it typically takes about seven years to fully integrate operations after a merger. Add to that statistics showing an 80% failure rate for these mergers, and I feel confident that Agricore United has already beaten the odds.

The decision to combine the two businesses was a deliberate strategic move designed to deliver long-term value for our shareholders. With increasing competitive pressures in the agricultural sector and an ever-changing world marketplace, we wanted to secure the long-term viability of the Company. The potential for cost savings and achieving synergies made the merger a necessity.

By merging, we were determined to take advantage of economies of scale not available to either company alone. In doing so, Agricore United could earn the same amount of business at a lower expense, thereby offering customers a lower cost, more efficient level of service. We also knew we could achieve a minimum of $50 million in synergies.

Delivering Results

I am proud to say we delivered on our promises. Thanks to the efforts of a strong management team, a solid board of directors and dedicated staff, we achieved the goals we originally set out in our merger plans much faster than expected. The initial targets were conservative, although many in the industry thought them to be quite aggressive. As a public company, we told the marketplace we'd capture about $50 million in synergies by July 31, 2003. We very quickly exceeded that target by achieving synergies of $68 million by October 31, 2002.

Agricore United has accomplished a lot in a very short time. We integrated our operations where it made sense operationally and financially. As a result, Agricore United realized significant operating efficiencies in the last year. An example of this is the successful integration of two completely different computer systems into one, which will result in further direct savings in technology costs in excess of $9 million a year.

Agricore United is a strong company poised for continued success in an increasingly competitive market. We have excellent originating capacity and extensive end-use markets for grains, oilseeds and special crops. Agricore United has strong relationships with all the major suppliers. Financially, we are in a significantly stronger position than the two former companies, with a greater ability to access public markets for additional capital.

The bottom line is that we have increased value for our shareholders by building a stronger, more viable company that can withstand the current challenges of the agricultural environment and thrive in an improved market.

Much of our success is thanks to the dedicated efforts of our staff. Integrating our 3,000 employees and more than 200 retail locations spanning four provinces was a complicated process. Despite geographic boundaries, it was a real team effort. Our employees have demonstrated a high level of commitment to the success of Agricore United and our customers. That confidence in the Company was clearly demonstrated when country employees voted in favour of a direct working relationship with Agricore United.

As for our customers, they have remained loyal through a very challenging year. Our customers have shown faith in Agricore United as we have retained market share across the breadth of our grain and farm supplies businesses.


GRAIN PRODUCTION WESTERN CANADA
(1908 to 2002)
Crop Year (July 31)
1.2
1.0
0.8
0.6
0.4
0.2
0.0
60000
50000
40000
30000
20000
10000
0
1912 1920 1928 1936 1944 1952 1960 1968 1976 1984 1992 2000
Production (thousands – tonnes)
Average yield (tonnes per acre)

I think we can be proud of what we've accomplished despite the devastating impact of the drought. Operating income fell from $58 million to $1 million for the 12 months ended October 31, 2002. Cash flow from operations also decreased to $22 million. Grain handling margins per tonne improved but profitability suffered due to a 24% reduction in grain shipments industry-wide. Crop Production Services profits declined due to the negative impact of the drought.

Debt reduction has been, and will continue to be a key priority. Agricore United had total debt of about $750 million on November 1, 2001. Through a variety of mechanisms – cash flow from operations, a stock issue, divestitures and the use of the Agricore United Financial venture with Scotiabank – we reduced our reliance on debt financing.

Moving Forward

Agricore United is well positioned to withstand the effects of the drought and capitalize on the inevitable recovery in the agricultural economy. While we can't control things such as the weather, we've done a good job of managing what we can – market share, margins and expenses.

The merger was a crucial first step in setting up Agricore United for the future. But it was just the beginning. Integration continues in many aspects of the business. We will continue to generate increased revenue by building our core business and pursuing investment in growth sectors, such as livestock. We will also continue to build on the value-added pipeline linking processors and producers.

Looking ahead, there are two major strategic drivers for Agricore United. Food safety is a significant issue. As the biotechnology debate rages on, consumers are becoming more and more conscious of the origin of their food and end-users will be demanding stringent quality specifications. Another focus that will have an impact on our business is the way technology is bringing producers closer to end-users.

Agricore United is not just a grain company. We're in one business – providing farmers and end-use customers with a complete pipeline of products and services. We have concentrated our efforts on a diverse base of business-related activities to support a single business focus – the grain pipeline. Agriculture is a complicated business that requires a high level of coordination between the different players. Agricore United has established strong links from plant breeders and product manufacturers to processors, grain merchandisers and farmers. We're also striving to link farmers to domestic and international end-use customers through our technology and commitment to quality.

Moving forward, our management focus is solidly on the future. As we move through 2003 and into 2004, Agricore United will take a number of steps to further reduce debt and broaden our base of financial partners. I am confident that we are well positioned to offer customers knowledge, service and solutions and to create long-term shareholder value well into the future, whatever challenges lie ahead.

Brian Hayward
CEO

COMMITTEE PROFILES

The leadership and momentum of Agricore United, demonstrated by the executives of the Company over the past year in particular, have been aided by the targeted guidance of the various Committees of the Board. It is through the dialogue and decisions of these committees that policy is transformed into action and shareholder value.

Executive Committee

The Executive Committee is comprised of the President and Chairman of the Board as well as the First Vice-President and three provincial Vice-Presidents. The Executive Committee recruits non-member directors except the ADM representatives. Members nominate member directors without direction or influence from the Board or management. The Committee is also responsible for corporate governance practices, assessing Board, Director and Committee performance in accordance with TSX and other regulatory requirements, policies or guidelines, and advising the CEO on strategic and tactical issues.

THEODORE M. ALLEN
President and Chairman of the Board
Agricultural Policy Committee Chairman
Executive Committee Chairman

Agricultural Policy Committee

Comprised of the 12 member directors of the Board, the purpose of the Agricultural Policy Committee is to advance and promote the interests of Agricore United's customers in agricultural policy areas and advise management on related issues. The committee is guided by the advice of the Company's members, expressed in resolutions passed at the Annual Members' Meetings. This committee is chaired by Ted Allen.

Audit Committee

The Audit Committee consists of four member directors and two non-member directors, all independent of Agricore United's management. Audit Committee terms of reference are defined in a mandate established by the Board of Directors in 1994 and revised as required. The Audit Committee communicates directly with internal and external auditors and meets at least quarterly. The committee's responsibilities include reviewing interim and annual financial statements and recommending to the Board their approval for the Quarterly and Annual Reports. The Audit Committee also oversees and monitors the quality of internal controls, management of the Corporation's financial risks and independence of the auditors.

TERRY V. YOUZWA
Audit Committee Chairman
Executive Committee member

Compensation/Pension Committee

Comprised of four member directors and one non-member director, the Compensation/Pension Committee advises the Board on all employee compensation, benefits and pension matters. The committee is mindful of the Company's need to recruit, retain and motivate employees and to compensate employees on a pay-for-performance basis. This purpose is fulfilled by ensuring the integrity of compensation, benefits and pension strategies, consistent with other Company objectives and compliance with regulatory requirements.

KENNETH M. MOTIUK
Compensation/Pension Committee Chairman
Executive Committee member

Risk Management Committee

Comprised of five member directors, the Risk Management Committee annually reviews the "principal" risks to the Company and verifies that management has implemented appropriate techniques to manage these risks, ensures that the risk identification and management process is consistent with the Company's strategic and business plans and confirms that applied risk management processes are consistent with regulation/legislation and documented "best practices" for similar organizations.

WAYNE W. DRUL
Risk Management Committee Chairman
Compensation/Pension Committee member
Executive Committee member

Member Advisory Group Review Committee

The Member Advisory Group Review Committee is comprised of four member directors. The committee's purpose is to seek ways and means to enhance the vital advisory role of members and delegates in the Company's activities.

MAURICE A. LEMAY
Member Advisory Group Review Committee Chairman
Audit Committee member

Operations Committee

The Operations Committee is comprised of one member director, one non-member director and three executive officers selected by the Chief Executive Officer. This committee's primary function is to review the general operational guidelines, business plans or strategies regarding the effectiveness and profitability of the Grain Pipeline.

The Grain Pipeline includes those assets, systems and personnel required to conduct the Company's grain business from the farm gate to the end user, including those corporate functions (administration, transportation, management information systems, human resources) with a material bearing on grain business profitability.

PAUL B. MULHOLLEM
Operations Committee Chairman
Compensation/Pension Committee member

Grants, Donations & Education Committee

The Grants, Donations & Education Committee of the Board, which is comprised of five member directors, fulfills Agricore United's commitment to the community by overseeing the Company's community giving program. Agricore United pursues the following corporate policy:

- Donates annually to charitable and non-profit groups the equivalent of at least 1% of its three year average domestic pre-tax profit; and
- Encourages personal charitable giving by employees and supports their volunteer involvement with such organizations.

HUGH F. DRAKE
Grants, Donations & Education Committee Chairman
Risk Management Committee member

MERGER OVERVIEW

A Solid Platform for Industry Leadership

ANALYSIS

Merging two of Canada's leading agri-businesses was based on a carefully considered long-term strategy. Through a deliberate assessment of current markets and anticipated trends, we developed strategies that we believe will create long-term shareholder value.

COMPATIBILITY

The merger between United Grain Growers and Agricore Cooperative Ltd. was aided by the affinity between the two organization's business interests. The pooling of their resources created the opportunity for Agricore United to build strength through a more efficient elevator network, increased port terminal capacity, specialty crop marketing and handling, seed research and marketing, supplier and end-use agreements, and integrated risk management programs.

DELIVERY

Not only have we achieved short-term financial objectives, we are rapidly enhancing our competitiveness and leadership position in the industry. The immediate merger successes were achieved by decisive and deliberate management, and bode well for the realization of our long-term business objectives. These objectives include being the leader in the Canadian agri-business sector, delivering Canadian agricultural exports competitively in the global market and generating shareholder value.

Merger Rationale

As stated in our merger prospectus (December 11, 2001), the merger was undertaken to "create a more competitive and profitable agri-business company that could deliver services to western Canadian farmers in a more efficient and cost-effective manner."

The reasons for the merger included:

- creating Western Canada's largest grain handling and merchandising company, and its largest crop production services provider;
- achieving substantial operational efficiencies and synergies;
- creating a company with much larger market capitalization, resulting in greater liquidity and enhanced access to public markets for additional capital; and
- positioning the Company to capitalize on a well-developed and strategically-located infrastructure network of port terminals, country elevators and farm service centres with increased geographical and product diversity.



MERGER MILESTONES

Agricore United has been successful in delivering against the most critical merger commitments. The milestones we have achieved are:

1. a) Annual net cost-saving synergies of $67.5 million by October 31, 2002 (compared with an initial target of $24.7 million).

   b) Synergies target of $47 million by July 31, 2004 upgraded to $100 million.
2. Reduced the Company's financial leverage ratio from 57% (as at the date of merger) to the target of 45% - 50% by July 31, 2002 (actual achieved: 48%).
3. Re-established all ongoing employees within the new Company, including the implementation of a new benefits plan.
4. Integration of two computer systems into one – on time and under budget – resulting in direct savings in excess of $9 million a year.
5. Country Operations employees voted to have a direct working relationship with the Company.
6. Significant asset rationalization:
   - Number of country elevators reduced from 154 to 98.
   - Divestiture of subsidiaries, affiliates and joint venture projects not in line with the Company's core business.
   - Divestiture of six country elevators, as directed by the Competition Bureau.

COMPETITIVE ADVANTAGES

- Marketing, handling and export of non-board specialty crops create enhanced business potential with end-users.
- Excellent port terminal capacity provides Agricore United with the ability to facilitate grain movement to the end-user.
- Mobile and trained professional staff provide access to a single source for inputs, grain marketing, risk management and agronomic business advice.
- Partnerships with leading-edge input developers mean delivery of best-practice technologies to farmer customers.
- Expertise-focused training is a top priority in building employees into a dynamic workforce.
- We deliver the latest technologies and crop input advances for farm management and crop enhancements.
- A sales team solely dedicated to Livestock Services, offering animal nutrition expertise and developing individualized feeding programs, and customized financing packages.
- Employ a disciplined, volume-driven approach to grain logistics that's aimed at finding the lowest fixed and variable costs per tonne-mile.
- Publication of niche periodicals that cater to specific markets and maintain a dialogue with farmers on best practice.
- Strategic alliances provide access to markets, capital, resources and expertise.
- ISO and HACCP* initiatives ensure access to quality-conscious markets. Agricore United is the only company with ISO 9000 certification for seed cleaning and treating facilities.
- Agricore United Financial enables delivery of extended customer credit without increasing the Company's financing requirements.
- State-of-the-art feedmills deliver high quality, customized feeds cost-effectively.

* HACCP is a food safety system, designed to prevent, eliminate or reduce biological, chemical and physical hazards in the food supply.

REVIEW OF OPERATIONS

A Year of Change and Growth

Achieving the synergies of the merger between United Grain Growers and Agricore Cooperative Ltd. was the primary focus of our attention during the past 12 months – the first year of the merged Company. Such prioritization was necessary for two significant reasons: the merger presented major opportunities for operating cost savings that we have realized early in the new organization's existence, and the merger also set the stage for securing our long-term success in a competitive domestic and world-wide industry.

Management's strategic vision and execution capabilities have been manifested in the operational improvements effected in Agricore United's first 12 months, both in terms of an overall corporate direction and within each of the four principal activities through which we conduct our business. These are:



CROP PRODUCTION SERVICES

Crop Production Services includes manufacturing, distributing and retailing crop inputs, including fertilizers, crop protection products and seed. In addition, we provide crop management services through our country elevators and farm service centres.



GRAIN HANDLING AND MERCHANDISING

Grain Handling and Merchandising encompasses contracting, marketing and transporting grain to end-use markets utilizing the Company's 98 country grain elevator locations, 212 farm service centres and full or partial ownership of seven port terminals.



LIVESTOCK SERVICES

Livestock Services involves formulating and manufacturing feed in the Company's seven feed mills, two pre-mix facilities and one specialized protein meal-blending facility. We retail these formulations through our Company facilities and through a network of dealer outlets.



OTHER COMPLEMENTARY BUSINESSES

Other Complementary Businesses include Farm Business Communications (FBC) and financial services. FBC publishes eight periodicals devoted to farm business, technical, production and instructional editorial information. Agricore United Financial is a partnership with Scotiabank for the provision of loans and other financial services to the Company's crop production customers.

The Merger: Achieving Synergies and Greater Customer-Focus

From an operational standpoint, Agricore United's challenge was to deploy sufficient human resources to capture and capitalize on all the opportunities envisioned by the merger without compromising our most important asset – our relationship with our customers.

Why was the merger undertaken? In brief, it secured long-term shareholder value, locked in technology and productivity gains, harmonized the complementary and synergistic strengths of the heritage companies and harvested the savings available through consolidated operations.

Expectations for mergers are often met with some skepticism. However, Agricore United achieved and surpassed its early financial projections. Most importantly, we more than doubled the October 31, 2002 synergies target of $24.7 million and achieved our 2003 financial leverage targets at July 31, 2002. We achieved success at all levels and the transition process has gone more smoothly than expected. The resulting benefits will drive enhanced shareholder value, improved access to export markets, enhanced production and service offerings, greater competitive advantage, and position Agricore United for further growth.

Post-Merger Integration

Agricore United recognizes that the merger process is never fully complete. Early financial results are only a part of the desired outcome. From a customer and employee standpoint as well, we must continue to find ways of demonstrating that the merger will further serve their best long-term interests. Long-term performance is impossible without committed customers and staff.

We have also been able to maintain our market share without sacrificing underlying profitability – despite the significant affects of the drought. This is consistent across all operating units and demonstrates that we are set up to create longer-term shareholder value.

We have been successful in establishing practices that resulted in Agricore United having the only ISO 9000 certified seed cleaning and treating plants in the country. As of January 31, 2002, the services of Agricore United Financial were rolled out to previous Agricore Cooperative customers. We have been successful in launching at least six new IT initiatives including Contracts and Grain Online. We have also implemented quality control standards, such as HACCP (see footnote on page 11) and ISO 9002 in Livestock Services, Terminals and Country Operations.







Crop Production Services

Weather can have a significant influence on the revenues of Crop Production Services. The past two years have been extremely trying for farmers and the businesses that support them. Throughout this period, we've worked to respond to our customers' needs.

Our objective is to deliver customized, integrated and targeted input programs for each farmer – to provide superior knowledge-based crop production solutions so that Agricore United becomes the farmer's choice for better crops.

Our strengths lie first and foremost in our front-line personnel and the agronomic and business knowledge they deliver. We also have access to leading technology, the ability to use our supplier connections to improve market position, our strong links between input suppliers and end-users, financial instruments to manage farmers' risk, plant infrastructure and alliances.

The effectiveness of our products and services have rewarded us. We manufacture, distribute and retail crop inputs, including fertilizers, crop protection products and seed, and are the largest retailer of crop inputs in Western Canada. We offer over 250 crop protection products. We are one of the largest distributors of seeds in Western Canada, with numerous proprietary and publicly available seed varieties.

A competitive market and the chaotic weather conditions have provided Agricore United with an opportunity to implement a differentiated marketing strategy.

We're working to enhance our service and value to western Canadian farmers. We're determined to build strong, beneficial relationships with our farmer customers by increasing their potential for return. With those goals in mind, we're pursuing a rigorous process of physical and human asset rationalization.

Our whole business is focused on the customer and we're identifying new opportunities to deliver greater value. Through in-house and supplier/partner expertise, we provide access to the latest technology: field record keeping, blend systems and weed and insect identification systems. In short, these are tools to help the customer improve farm performance and facilitate regulatory compliance.

We look to build strength into every business relationship. As we continue to refine our value proposition, the benefits of our broad distribution system result in a greater commitment by our suppliers. Our distribution system gives farmers a single-source supply of a wide range of inputs. The increasingly sophisticated needs of farmers present us with the opportunity to provide ever-improving expert advice and input supply.



Grain Handling and Merchandising

While grain handling and merchandising have been traditional components of our business, our approach to this activity is increasingly innovative. While grain handling is no longer the largest component of Agricore United's revenue generation, we handle more grain than any other company in Western Canada.

Agricore United has a large, geographically-dispersed and strategically located country elevator network. The size and scope of this network positions us to achieve the throughput volumes required to be a low-cost provider of grain handling services.

The first function of this portion of our business is merchandising, which consists of establishing relationships with farmers and end-use customers. The second function is logistics: getting the product from the farmer's gate to the end-user. The final – and critical – function is risk management. Our success and profitability is defined by our ability to operate between two market-determined parameters – purchase pricing on one hand, and end-use pricing on the other – and minimize the costs in doing so.

Most of Agricore United's grain handling and merchandising costs are fixed. Today, we need to do more with fewer assets. We need volume for critical mass to keep costs per tonne low and competitive, and to deliver savings and value to all parties in the relationship – farmers, end-users and our shareholders.

Our strategic relationship with Archer Daniels Midland, currently Agricore United's biggest shareholder at 19.9%, strengthens our position in Canadian grain handling and benefits us through access to their downstream processing operations and utilization of their world grain export market database. We also believe that this alliance will help improve the Company's long-term profitability by providing a preferred supply outlet and by providing greater access to world grain markets.

We're driven by the market. We've retained market share and have done so without sacrificing underlying profitability, in spite of prevailing market conditions.

Profitability, combined with seller and buyer satisfaction, equals reliability and sustainability. The more cost-effectively we can deliver value in a sustainable fashion, the more business we generate. Our competitive advantage lies in understanding customer and market needs and providing efficient, reliable services.

With the challenges in our business environment we are constantly reviewing the skills we need to maximize our capability. To that end, we will continue to provide comprehensive training to our staff on an ongoing basis.



We are also introducing innovations into our interface with customers, including live pricing and live commodity hedging for country operations. This service provides more effective risk management for farmers and marries small-company nimbleness with the advantages of an industry leader.

Livestock Services

Livestock Services has been a significant growth area for Agricore United. Since 1993, we have continued a program of rationalization, acquisition and expansion, and modernization of existing feed manufacturing facilities. We operate two wholly-owned subsidiaries, Unifeed Limited and Hart Feeds Limited, and have a significant investment in The Puratone Corporation.

Western Canada continues to be one of the world's most cost-effective producers of grain-fed beef and pork. As the demand for these agricultural products increases, we are investing in nutritional technology to increase the beneficial qualities of the feeds we supply to livestock farmers.

We produce complete feeds and supplements at seven feed mills, two pre-mix manufacturing facilities and one specialized protein blending facility. These operations are located in Manitoba, Alberta and British Columbia.

We sell livestock feed products and derive additional revenue from interest and financing fees in connection with our Unifinance-secured financing programs offered to credit-worthy livestock producers (for livestock purchase, capital investment and credit consolidation). In addition, Agricore United brokers hogs under its Unipork commercial hog program.

Complementary Businesses

Agricore United has interests in two complementary business areas: Farm Business Communications and farm-based financial services.

Farm Business Communications publishes eight farm business periodicals with a combined circulation of 230,000: Country Guide; Canola Guide; Canadian Cattlemen; Wheat, Oats and Barley; Grainews; Disease, Weeds and Insects; Alberta Crops and Beef; and The Manitoba Cooperator. These publications allow us to communicate with our customer base from an editorial standpoint and to provide advertising vehicles for our supplier-partners to communicate with our customers.









Agricore United Financial is the result of a strategic initiative with Scotiabank to provide credit to farmers. The Company manages the credit application process, provides customer service and other administrative support through its credit department. Agricore United Financial offers crop production customers extended repayment dates that, in turn, enable the producer to find the best grain delivery opportunities. Through this program, we have significantly reduced the amount of direct credit or credit support the Company was required to provide in connection with our Crop Production Services business.

Risk Management

We operate within an industry that is quintessentially entrepreneurial and vulnerable to the whims of nature. These facts dictate that risk management is a high priority for the farmer, Agricore United and its shareholders.

Several years ago, a committee of the Board was established to identify and respond to all principal areas of potential risk, a committee that has continued into Agricore United. The mandate of the committee is to ensure that control processes are in place for any and all areas of potential substantial risk. We already had in place a rigorous, robust, "tried and true" process for risk and loss control in traditional areas (property, liability, health and safety, environmental, etc.). We have begun to implement the fundamentals of risk management into operational management as well. "Enterprise-wide risk management" initiatives led to Agricore United, together with major firms in the insurance industry, "inventing" a form of insurance to protect the Company against weather-related fluctuations in grain handling volumes. Not only did this unique approach become a Harvard Business Review case study, it resulted in a successful $7.5 million insurance claim this year. This is one example of how our Company is moving innovatively to counter weather's "hits" to our bottom line. We are also working to control the risks attendant with aspects of our business such as commodity hedging and foreign exchange.

Community Involvement

With an emphasis on educating and developing leadership skills in young people and promoting farm safety, Agricore United is committed to providing funding to groups such as the Canadian Foodgrains Bank, 4-H, Agriculture in the Classroom, ABC on the Farm and Farmers with Disabilities. Support for charities like the United Way and the Canadian Arthritis Society is also a significant focus in communities where Agricore United employees live and work. A member of Imagine's Caring Company Network, Agricore United is committed to donating at least one per cent of its average domestic pre-tax profit to charitable and non-profit organizations.

Corporate Governance

The Company's unique governance structure was created by its incorporating legislation in 1992. The Company's members, through a system of delegate voting at an Annual Members' Meeting, elect 12 of the 15 directors from the membership of the Company. The three remaining directors are elected by the shareholders. The Board is independent of management, providing leadership and direction to Company management and setting policy. It determines the powers and responsibilities of each committee of the Board.

The Board's fundamental objective is to create value for the shareholders of the Company. The principal duty of the Board is its stewardship responsibility, which includes overseeing the management of the Company. Day-to-day management is delegated to the Chief Executive Officer and his executive officers.

LOOKING FORWARD



Last summer's agricultural production concerns notwithstanding, Agricore United is performing well against the worst conditions in decades. Our performance will improve dramatically as increased crop yields allow us to engage our capabilities to the maximum. The competence we have demonstrated in harvesting and exceeding the benefits of the merger is intrinsic to continued success and improved customer service.



As we move forward with merger integration and service enhancement, we are confident that our most important asset – our customer connection – will be substantially strengthened and optimized. We are unequivocally set up for major gains when volumes rebound.

Outside the industry, there may be understandably negative perceptions of agri-business as a result of the drought. Our expertise is not forecasting weather. We can, however, confidently say the weather will undoubtedly continue to cycle through advantageous and disadvantageous growing conditions. Areas of the prairies most affected by the 2002 drought have received significant precipitation in recent months compared to the average. We remain committed to improving the Company's operating leverage to the point that we can quickly reap the benefits of the inevitable recovery in the agri-business sector.

Cost and cash flow management are key to the future of Agricore United. Thanks to the merger and the consolidation of assets, our capital expenditures in the near-term should be capped at less than $50 million per annum. The synergies we achieved are not merely one-time achievements, but rather sustainable savings that position us for long-term competitiveness. Ongoing integration of services and increased utilization of risk management and financial services will also aid our growth.

We are involved in intensive staff training to assist our customers. This approach, combined with enhanced customer relationships, will help to create seamless customer service. We will be rolling out additional comprehensive employee training in 2003 to enhance the value chain.

Our ability to thrive rests entirely upon our ability to generate value for our stakeholders, suppliers, farmers and end-users. We continue to strengthen existing markets and alliances. We continue to seek new markets, new alliances, new expertise and enhanced operational efficiency. We will develop the expertise and capability of our people, by constantly elevating the "excellence bar" and by communicating the fundamental importance of a vibrant, knowledge-based farming industry. In meeting the needs of farmers and end-users in Canada and around the globe, we will strive to meet the value expectations of our shareholders.

PERCENT OF AVERAGE PRECIPITATION IN AGRICULTURAL AREAS – POST DROUGHT

September 1, 2002 to November 15, 2002

- Extreme Dry (< 40% of Average)
- Well Below Average (40-60% of Average)
- Below Average (60-85% of Average)
- Average (85-115% of Average)
- Above Average (115-150% of Average)
- Well Above Average (150-200% of Average)
- Extreme (> 200% of Average)



Source: PFRA (Prairie Farm Rehabilitation Administration) using data from Environment Canada and the Timely Monitoring Network

Canada

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis should be read in conjunction with the financial statements and notes to the financial statements on pages 32 to 47 of this report.

On November 1, 2001, United Grain Growers Limited ("UGG") completed its merger (the "Merger") with Agricore Cooperative Ltd. ("Agricore") to form Agricore United (the "Company").

In June 2002, Agricore United announced a change in its financial year-end from July 31 to October 31 commencing in 2002. Accordingly, the Company's audited annual financial statements at October 31, 2002 include the operating results for the 15 month period commencing August 1, 2001 and reflect the first full year of operations of the combined Company since the Merger. The comparative results for the 12 months ended July 31, 2001 included in the audited annual financial statements represent UGG pre-Merger.

Certain pro forma financial information for the 12 months and three months ended October 31, 2001 (which give effect to the Merger as if it had occurred on August 1, 2000) and unaudited financial information for the 12 months and three months ended October 31, 2002 have been presented below in order to facilitate comparative analysis of the results.

Unless otherwise indicated, references to financial information for the 2002 year and the quarter ended October 31, 2002 are to financial information for the Company for the 12 month period or three month period ended October 31, 2002, as applicable, and references to financial information for the 2001 year and the quarter ended October 31, 2001 are to financial information for the 12 month period or three month period ended October 31, 2001, as applicable, calculated on a pro forma basis to give effect to the Merger as if it had occurred on August 1, 2000.

RESULTS OF OPERATIONS

SUMMARY

Agricore United realized substantial cost savings from Merger synergies and ongoing rationalization savings (from the two predecessor companies' country elevator consolidation plans) earlier and in excess of those originally contemplated. However, the significant contribution of these expense reductions to earnings was overshadowed by the adverse impacts of the 2001 and 2002 droughts on the agricultural industry and consequently the Company's financial performance. The drought reduced grain shipments, sales of crop production inputs and services and, more recently, the sales of livestock feed and services as feed input costs rose and livestock herds on feed declined. The current cyclical downturn in hog prices has also adversely impacted revenues.

- Cash expense reductions were $67.5 million for the 12 months ended October 31, 2002 (the period since the Merger) from Merger synergies, rationalization savings and general cost containment compared to pro forma cash expenses for the same period a year earlier. Cash expenses were $19.8 million lower for the quarter ended October 31, 2002 compared to pro forma cash expenses for the same period last year.
- Total cash expenses, including interest expense reductions, for the 12 months ended October 31, 2002 were $76 million ($22 million for the quarter) and total costs, after giving effect to lower depreciation and amortization expense, were $92.6 million lower for the same 12 month period ($26.8 million for the quarter).
- Grain Handling margins per tonne improved but profitability suffered from industry-wide reductions in grain shipments of 24% for the 12 months ended October 31, 2002 due to the 2001 drought.
- Crop Production Services profits declined for the quarter and 12 months ended October 31, 2002 due to the negative impact of the 2002 drought and unseasonably cold fall weather conditions on industry-wide sales.
- Increased precipitation during the quarter ended October 31, 2002 improved moisture levels over most areas of the prairies affected by the 2002 drought.
- A loss of $33.8 million or $0.75 per share for the quarter ended October 31, 2002 contributed to a loss for the 12 months then ended of $17.5 million or $0.42 per share.
- Cash flow from operations for the 15 months ended October 31, 2002 was $22 million or $0.53 per share (including a cash loss from operations for the quarter ended October 31, 2002 of $54.1 million or $1.20 per share).

FORWARD-LOOKING STATEMENTS

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties described below under "Risks" and the risk factors described in the Company's Annual Information Form for the 15 months ended October 31, 2002 under the heading "Risk Factors". These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY OPERATING INFORMATION

($millions – unaudited)

	Quarter ended October 31				12 months ended October 31			
	Actual 2002[1]	Pro forma 2001[2]	Agricore 2001	Actual 2001[3]	**Actual 2002**[4]	Pro forma 2001[5]	Agricore 2001	Actual 2001[6]
Gross profit and revenue from services	$ **56.6**	$ 93.4	$ 55.8	$ 37.6	$ **422.6**	$ 563.5	$ 342.0	$ 221.5
Operating, general & administrative expenses	**(81.4)**	(101.2)	(64.9)	(36.3)	**(346.2)**	(413.7)	(254.7)	(159.0)
EBITDA*	**(24.8)**	(7.8)	(9.1)	1.3	**76.4**	149.8	87.3	62.5
Depreciation & amortization	**(17.5)**	(22.3)	(14.7)	(7.6)	**(75.3)**	(91.9)	(62.8)	(29.1)
EBIT*	**(42.3)**	(30.1)	(23.8)	(6.3)	**1.1**	57.9	24.5	33.4
Gain (loss) on disposal of assets	**2.5**	2.4	2.4	—	**17.2**	2.2	2.9	(0.7)
Interest and securitization expenses	**(11.0)**	(13.3)	(9.5)	(3.8)	**(44.6)**	(53.1)	(36.1)	(17.0)
Earnings (loss) before unusual items & taxes	**(50.8)**	(41.0)	(30.9)	(10.1)	**(26.3)**	7.0	(8.7)	15.7
Unusual items	**(0.9)**	(0.5)	(0.5)	—	**(4.2)**	(44.7)	(36.6)	(8.1)
Recovery of (provision for) income taxes:								
On unusual items	**0.1**	0.2	0.2	—	**1.5**	17.6	14.1	3.5
On earnings before income taxes	**17.8**	18.4	14.3	4.1	**11.5**	5.4	5.6	(0.2)
Net earnings (loss) for the period	$ **(33.8)**	$ (22.9)	$ (16.9)	$ (6.0)	$ **(17.5)**	$ (14.7)	$ (25.6)	$ 10.9

[1] Actual 2002 for the Quarter represents the consolidated unaudited operating results for Agricore United for the three months ended October 31, 2002.

[2] Pro forma 2001 for the Quarter gives effect to the Merger as if it had occurred on August 1, 2000 and, accordingly, reflects operating results of both UGG and Agricore for the three months ended October 31, 2001.

[3] Actual 2001 for the Quarter represents consolidated operating results for UGG only for the three months ended October 31, 2001. See Note 27 to the Financial Statements.

[4] Actual 2002 represents the unaudited consolidated operating results for Agricore United for the 12 months ended October 31, 2002. This is obtained by deducting from the audited operating results for Agricore United for the 15 months ended October 31, 2002, the unaudited operating results for UGG for the quarter ended October 31, 2001. See Note 27 to the Financial Statements.

[5] Pro forma 2001 for the 12 months ended October 31, 2001 gives effect to the Merger as if it had occurred on August 1, 2000 and, accordingly, reflects operating results of both UGG and Agricore for the 12 months ended October 31, 2001. See footnote 6 below.

[6] Actual 2001 for the 12 months ended October 31, 2001 consists of the unaudited operating results for UGG only for the nine months ended July 31, 2001 (obtained by deducting from the audited operating results for UGG for the 12 months ended July 31, 2001, the unaudited operating results for UGG for the quarter ended October 31, 2000) plus the unaudited operating results for UGG only for the quarter ended October 31, 2001.

* EBITDA and EBIT

Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals and unusual items ("EBITDA") and earnings before gains or losses on asset disposals, interest, taxes and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. Reconciliations of such measures and net income are provided in the Summary Operating Information above. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other companies.

PRO FORMA FINANCIAL INFORMATION

Pro forma financial information is provided to assist investors in comparing results between periods after giving effect to the Merger. In particular, results for UGG from comparable periods in fiscal 2001 have been adjusted to give effect to the Merger as if it had occurred on August 1, 2000 and, accordingly, reflect operating results of Agricore in the current periods as if it had been owned for the same number of days in the comparable prior periods. A reconciliation of certain pro forma financial information and actual financial results is provided in the Summary Operating Information above. Pro forma financial information is not intended to reflect the results of operations which would have actually resulted had the Merger occurred on August 1, 2000, does not have a standardized meaning prescribed by GAAP and the information provided is therefore unlikely to be comparable to similar measures presented by other companies.

MERGER SYNERGIES AND RATIONALIZATION SAVINGS

The Company planned to make substantial operational and administrative efficiency gains as a result of the Merger, contributing positively to profitability at an increasing rate over the three year period to July 31, 2004, when the full benefits of the Merger were expected to be realized. Sustainable cash synergies arising solely from the Merger were initially estimated at $47 million by July 31, 2004.

For the 12 months since the Merger, ended October 31, 2002, cash operating expenses declined $67 million relative to pro forma expenses in the same period of the prior year. Excluding an increase in livestock services expenses of approximately $2 million arising from the purchase of the Unifeed Chilliwack mill on February 1, 2001, cost savings to October 31, 2002 were $69 million. In addition, interest expenses fell $8.5 million for the 12 months ended October 31, 2002 over the same period in the prior year on a pro forma basis and depreciation and amortization declined $16.6 million over the same period, for total cash savings of $78 million and total cost savings of $94 million over the 12 months since the Merger.

The Company completed the integration of the information technology platforms of UGG and Agricore in August 2002. While it has had little impact on the expense reductions realized to October 31, 2002, the Company expects to save a further $9 million per year commencing September 1, 2002 as a result of terminating various outsourcing contracts that were required to support the duplicate platform.

These cost savings arose from a combination of merger synergies, savings from the rationalization of the Company's country operations in accordance with existing plans of the predecessor companies and general cost containment. The cost savings achieved so far do not include the annualized impact of synergies already achieved or the ongoing consolidation of the Company's grain handling network (see "Outlook").

As at October 31, 2002, the Company employed the equivalent of 2,997 full-time staff, a reduction equivalent to 610 full-time staff (17%) since the Merger. Approximately $37 million of the $67 million reduction in cash operating expenses is attributable to reductions in payroll and related costs, including benefits.

SALES

Sales and revenue from services for the 12 months ended October 31, 2002 declined to $3.8 billion driven primarily by lower grain handling volumes and lower Crop Production Services sales.

For the periods ended October 31 (unaudited)	Quarter ended October 31		12 months ended October 31	
	Actual 2002	Pro forma 2001	**Actual 2002**	Pro forma 2001
GRAIN HANDLING SEGMENT				
Grain Handle (million tonnes)	**1.8**	2.8	**9.0**	12.6
Average margin per tonne	**$ 25.06**	$ 20.68	**$ 23.19**	$ 22.53
Average operating expense per tonne	**$ 17.11**	$ 16.39	**$ 16.12**	$ 14.86
CROP PRODUCTION SERVICES SEGMENT				
Crop Production Services sales ($millions)	**$ 47.2**	$ 70.1	**$ 676.4**	$ 778.6
Average margin (%)	**(1.5%)**	25.7%	**22.0%**	26.8%
Average operating expense (% of sales)	**65.0%**	45.1%	**16.2%**	16.6%
LIVESTOCK SERVICES SEGMENT				
Livestock sales & revenue from services ($millions)	**$ 9.6**	$ 11.1	**$ 37.0**	$ 36.0
Manufactured feed tonnes sold (thousand tonnes)	**229**	210	**915**	845
Livestock gross profit & other revenues ($millions)	**$ (0.4)**	$ 1.5	**$ 0.9**	$ 6.0
Manufactured feed gross profit ($millions)	**$ 9.8**	$ 10.7	**$ 40.6**	$ 39.4
Average feed margin per tonne	**$ 42.88**	$ 51.13	**$ 44.35**	$ 46.68

See footnotes to the table under "Summary Operating Information" on page 19.

For the periods ended October 31 (unaudited – $millions)	Quarter ended October 31		12 months ended October 31	
	Actual 2002	Pro forma 2001	**Actual 2002**	Pro forma 2001
GROSS PROFIT AND REVENUE FROM SERVICES				
Grain Handling	$ **45.1**	$ 57.9	$ **208.7**	$ 283.9
Crop Production Services	**(0.7)**	18.0	**148.5**	208.4
Livestock Services	**9.4**	12.2	**41.5**	45.4
Farm Business Communications	**1.8**	2.0	**11.2**	12.0
Financial Markets & Other Investments	**1.0**	3.3	**12.8**	13.8
Corporate	**—**	—	**—**	—
	$ **56.6**	$ 93.4	$ **422.7**	$ 563.5

See footnotes to the table under "Summary Operating Information" on page 19.

Grain Handling sales declined as a result of a 28% reduction in tonnes shipped for the 12 months ended October 31, 2002 (down 36% for the quarter) compared with an industry-wide decline for the 12 month period of 24% (down 20% for the quarter) although the Company's market share remained relatively steady at 37%. The proportion of grain shipped on behalf of the Canadian Wheat Board at 63% remained consistent with the prior year on a pro forma basis. Commodity prices increased recently as a result of lower world-wide grain stocks (due to the 2002 drought on the Canadian prairies and poor crop yields in other parts of the world) partially offsetting the lower sales value related to the reduced tonnes shipped. However, the Company's profitability is more closely correlated with tonnes shipped than underlying commodity prices as a result of the relatively fixed cost structure of grain handling operations.

Crop Production Services sales declined by 13% for the 12 months ended October 31, 2002 compared with pro forma sales in the same period last year (down 33% for the quarter ended October 31, 2002), largely the result of lower crop protection products and nutrient sales offset by higher seed sales. The drought in the summer of 2002 curtailed plant growth and reduced the need for herbicides and, consequently, crop protection product sales declined 17%. Higher nutrient carry-out levels in

GRAIN SHIPMENTS
(millions of tonnes)

for the crop years ended July 31



16.0
12.8
9.6
6.4
3.2
0.0
40.0
32.0
24.0
16.0
8.0
0.0
92 93 94 95 96 97 98 99 00 01 02
Pro Forma Company Shipments
Industry Grain Shipments

COUNTRY SHIPMENTS AND COMPONENTS OF GROSS PROFIT AND REVENUE FROM SERVICES FOR GRAIN HANDLING
($millions)

for the 12 months ended October 31



350
300
250
200
150
100
50
0
Pro forma 00 Pro forma 01 02
Operating Expenses
Depreciation
EBIT
Country shipments (tonnes)

CROP PRODUCTION SERVICES SALES AND COMPONENTS OF GROSS PROFIT AND REVENUE FROM SERVICES
($millions)

for the 12 months ended October 31



300
250
200
150
100
50
0
Pro forma 00 Pro forma 01 02
Operating Expenses
Depreciation
EBIT
Sales

LIVESTOCK SERVICES SALES AND COMPONENTS OF GROSS PROFIT AND REVENUE FROM SERVICES
($millions)

for the 12 months ended October 31



50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0
95 96 97 98 99 00 01 02
Operating Expenses
Depreciation
EBIT
Tonnes


SEGMENTED EBIT
($millions)
for the 12 months ended October 31
130
110
90
70
50
30
10
0
Pro forma 00
Pro forma 01
02
Grain Handling
Crop Production Services
Livestock Services
Farm Business Communications

the fall due to the 2002 drought, the late harvest in the fall of 2002 and unseasonably cold weather in October, significantly limited the application of fall fertilizer products, contributing to a year-over-year decline in Fertilizer sales of 9% (and a decline of 40% for the quarter).

Livestock Services feed and ingredient sales increased by 21% for the 12 months ended October 31, 2002 over the same period in the prior year. The increase was principally the result of a 12% increase in the average price per tonne as well as the increased sales from the acquisition of the feedmill in Chilliwack, British Columbia in February 2001, offset by recent declines in fish feed sales as the fish farming industry currently suffers from world-wide overproduction. The increase in the average price per tonne of manufactured feed reflects the higher value of grain inputs and ingredients. Since feed prices generally fluctuate in response to input prices, the profitability of feed manufacturing tends to be more closely correlated to manufactured tonnes sold rather than sales values.

EBIT

Gross profit and revenue from services declined by 25% or $141 million to $423 million for the 12 months ended October 31, 2002 from pro forma $564 million for the 12 months ended October 31, 2001.

Grain Handling gross profit and revenue from services for the 12 months ended October 31, 2002 declined $75 million or 26% over the prior year's pro forma results. Crop Production Services gross profit and revenue from services declined $59.9 million or 29% due to lower crop protection product and nutrient sales as well as reduced revenues from ancillary services, offset by higher seed sales. Livestock Services gross profit and revenue from services declined $3.9 million or 9% as a result of negative hog margins due to the recent cyclical downturn in hog prices, offset by an increase of 70,000 tonnes or 8% in sales of manufactured feed. Farm Business Communications revenue declined by $800,000 or 7% due to reductions in advertising and circulation revenues compared to the pre-Merger period. Financial Markets & Other Investments revenue decreased $1 million, reflecting the disposition of the Company's interest in CanAmera Foods effective May 31, 2002

For the periods ended October 31 (unaudited – $millions)	Quarter ended October 31		12 months ended October 31	
	Actual 2002	Pro forma 2001	**Actual 2002**	Pro forma 2001
OPERATING, GENERAL & ADMINISTRATIVE EXPENSES				
Grain Handling	$ **30.8**	$ 45.9	$ **145.1**	$ 187.2
Crop Production Services	**30.7**	31.6	**109.6**	129.3
Livestock Services	**7.7**	7.7	**31.1**	29.4
Farm Business Communications	**2.0**	2.0	**9.5**	9.8
Financial Markets & Other Investments	**—**	1.1	**3.0**	4.6
Corporate	**10.2**	12.9	**47.9**	53.4
	81.4	101.2	**346.2**	413.7
EBITDA				
Grain Handling	**14.3**	12.0	**63.5**	96.7
Crop Production Services	**(31.4)**	(13.6)	**38.9**	79.1
Livestock Services	**1.7**	4.5	**10.4**	16.0
Farm Business Communications	**(0.2)**	—	**1.7**	2.2
Financial Markets & Other Investments	**1.0**	2.2	**9.8**	9.2
Corporate	**(10.2)**	(12.9)	**(47.9)**	(53.4)
	$ **(24.8)**	$ (7.8)	$ **76.4**	$ 149.8

See footnotes to the table under "Summary Operating Information" on page 19.

For the periods ended October 31 (unaudited – $millions)	Quarter ended October 31		12 months ended October 31	
	Actual 2002	Pro forma 2001	**Actual 2002**	Pro forma 2001
EBIT				
Grain Handling	$ **5.6**	$ 0.4	$ **26.4**	$ 48.5
Crop Production Services	**(37.2)**	(20.9)	**15.5**	48.6
Livestock Services	**1.0**	3.7	**7.2**	12.6
Farm Business Communications	**(0.3)**	—	**1.5**	2.1
Financial Markets & Other Investments	**1.0**	1.4	**7.7**	6.2
Corporate	**(12.4)**	(14.7)	**(57.2)**	(60.1)
	$ **(42.3)**	$ (30.1)	$ **1.1**	$ 57.9

See footnotes to the table under "Summary Operating Information" on page 19.

and offset by a $3.8 million increase in revenues generated through Agricore United Financial.

Operating, general and administrative expenses, excluding depreciation and amortization, declined by $67.5 million or 16% for the 12 months ended October 31, 2002 over the pro forma results for the same period in the prior year.

Depreciation and amortization of $75.3 million for the 12 months ended October 31, 2002 was $16.6 million or 18% lower than the equivalent period last year, principally due to the revaluation of the Agricore assets acquired as a result of the Merger in accordance with the purchase method of accounting for business combinations.

EBIT fell $56.8 million to $1.1 million for the 12 months ended October 31, 2002 from pro forma $57.9 million for the comparative period last year, the $84.1 million reduction in operating, general & administrative expenses and depreciation & amortization being insufficient to fully recover the $140.9 million fall in gross profit and revenue from services associated with the adverse market conditions noted above.

Grain Handling and Merchandising operating, general and administrative (cash expenses) – declined $42.1 million or 22% for the 2002 year compared to pro forma 2001 as a result of Merger synergies and rationalization savings. An $11 million (23%) decline in depreciation and amortization expense, as a result of the revaluation of Agricore assets and the restructuring of the Company's grain handling network, increased total cost savings for the first year of the Merger to $53 million. Nevertheless, this significant improvement in operating cost efficiency was outweighed by the $75 million decline in gross profit associated with the industry-wide downturn in grain shipments. Consequently, EBIT fell by $22.1 million or 46% for the 2002 year from pro forma $48.5 million in 2001. The 26% decline in Grain Handling gross profit is consistent with the 28% decline in grain tonnes shipped in the most recent year, offset with improved margins per tonne earned over the 12 months ended October 31, 2002. The Company sustained its market share over the nine months post-Merger to July 31, 2002 at 38% and market share for the 12 months ended October 31, 2002 remained consistent at 37%. Average gross margin per tonne for the 12 months ended October 31, 2002 increased 2.9% over the same pro forma period last year.

CROP PRODUCTION SERVICES – GROSS PROFIT AND REVENUE FROM SERVICES
($millions)


for the 12 months ended October 31
300
250
200
150
100
50
0
Pro forma 00
Pro forma 01
02
Fertilizer
Chemicals
Seed
Other

CROP PRODUCTION SERVICES – GROSS MARGINS
(% of sales)


for the 12 months ended October 31
25%
20%
15%
10%
5%
0%
Pro forma 00
Pro forma 01
02
Fertilizer
Chemicals
Seed

Crop Production Services operating, general and administrative expenses declined $19.7 million or 15% to $109.6 million in 2002 compared to pro forma $129.3 million for the comparative period in 2001. Depreciation and amortization expenses of $23.4 million were $7.1 million or 23% lower than the pro forma $30.5 million incurred in 2001, increasing total cost savings for Crop Production Services to $26.8 million for the 12 months ended October 31, 2002. Gross profit for 2002 of $148.5 million declined $59.9 million (29%) over pro forma 2001 as a result of lower sales of fertilizer and crop protection products – declines consistent with industry-wide experience in 2002. The reduction in gross profit also reflects unusually high profit margins realized on Fertilizer sales in 2001 – a year in which producers locked in Fertilizer sales early due to concerns over rising natural gas prices (a key component in Fertilizer manufacturing). Accordingly, EBIT for Crop Production Services fell by $33.1 million from pro forma $48.6 million in 2001 to $15.5 million in 2002.

Livestock Services operating, general and administrative expenses increased $1.7 million or 6% in 2002 over 2001 due to the impact of operating the Unifeed Chilliwack mill for the full 12 months ended October 31, 2002 (the mill was acquired in February 2001 and was only included in operations for nine of the 12 months ended October 31, 2001). The decline in gross profit in 2002 of $3.9 million added to the increase in operating costs, resulted in a decline in EBIT of $5.4 million from $12.6 million in 2001 to $7.2 million in 2002. Lower commercial hog sales profitability due to the current cyclical downturn in hog prices was the principal reason for the gross profit reduction. Average feed margins per tonne in 2002 declined 5% over 2001 from about $46 to about $44. Excluded from EBIT and included in gains and losses on disposal of assets is a $2.8 million gain on the sale of Livestock Services' Unipork Genetics business in December 2001.

Farm Business Communications EBIT of $1.5 million was $579,000 lower for the 12 months ended October 31, 2002 than pro forma 2001 earnings of $2.1 million, with a reduction in cash expenses partially offsetting the decline in advertising and circulation revenues.

Financial Markets & Other Investments EBIT of $7.7 million for the 12 months ended October 31, 2002 increased $1.5 million over pro forma 2001 primarily due to increased revenues from Agricore United Financial (formerly UGG Financial) – the strategic initiative with a Canadian chartered bank whereby the bank provides trade credit directly to the farmer customer and the Company maintains the client relationship and receives an agency fee for performing "front-end" credit review and management services. Agricore United Financial's revenue growth was achieved by extending to Agricore customers access to the programs previously established by UGG for financing the purchase of crop production inputs.

Corporate operating, general and administrative expenses decreased by $5.5 million or 10% from pro forma $53.4 million in 2001 to $47.9 million for the 12 months ended October 31, 2002 due to Merger synergies, offset by a $2.6 million increase in depreciation and amortization expense related to deferred financing costs.

GAIN ON DISPOSAL OF ASSETS

Gain on disposal of assets of $17.2 million for the 12 months ended October 31, 2002 was comprised of a gain on disposition of the Company's Unipork Genetics business of $2.8 million, insurance proceeds from a property destroyed by fire and not re-built and a subsidiary's gain on the disposal of surplus land. The gain in the comparative pro forma 2001 period was primarily comprised of the gain on Agricore's disposition of its investment in Heartland Livestock Services. In May 2002, Agricore United completed the sale of its 16.7% interest in CanAmera Foods for cash proceeds of approximately $29 million and a modest loss on disposition.

INTEREST

Interest and securitization expenses of $44.6 million for the 12 months ended October 31, 2002, a decrease of $8.5 million or 16% from pro forma $53.1 million in 2001, consisted of $32.1 million in interest on long-term debt, $14.3 million on short-term debt and $2 million in securitization expenses, offset by $3.8 million in carrying charges recovered from the Canadian Wheat Board ("CWB") in respect of grain purchased on its behalf. In 2002, Agricore United entered into a new agreement with a Canadian chartered bank to securitize the Company's right to receive proceeds under its handling agreement with the CWB, including the securitization of Agricore's CWB inventories historically financed internally by way of short-term notes.

Average short-term indebtedness of $324 million during 2002 was $121 million lower than the previous year contributing to lower short-term interest costs.

Interest on long-term debt for 2002 remained largely unchanged over pro forma 2001 at $32 million – the reduction in long-term debt due to the effect of both scheduled and non-scheduled principal repayments being offset by the higher fixed cost of borrowing as a result of an increase in the hedged cost of the non-revolving bank term debt.

Carrying charges recovered from the CWB declined by $4.2 million in 2002 reflecting both lower average balances of CWB inventories compared to pro forma 2001 as well as a lower effective recovery rate associated with the significant decline in the weighted average prime lending rate from 6.6% for the 12 months ended October 31, 2001 to 4.2% in 2002.

The 49% decline in EBITDA, offset by the 16% decrease in interest and securitization expenses, resulted in a decline in interest coverage (EBITDA to interest and securitization expenses) to 1.7 times for 2002 from 2.8 times for pro forma 2001.

EARNINGS BEFORE UNUSUAL ITEMS AND INCOME TAXES

With a decline in EBIT of $56.8 million offset by higher gains on disposals of capital assets of $14.5 million and lower interest and securitization expenses of $8.5 million, the pre-tax loss before unusual items of $26.8 million in the 12 months to October 31, 2002 was $33.8 million lower than the pro forma pre-tax earnings before unusual items of $7 million in 2001.

UNUSUAL ITEMS

The unusual, non-recurring items of $3.7 million ($2.4 million after-tax) recorded for the 12 months ended October 31, 2002 represented UGG's portion of Merger costs. Merger costs associated with Agricore were accrued as part of the opening balance sheet provisions in accordance with the purchase method of accounting for business combinations.

The unusual, non-recurring items recorded for the pro forma comparison period in 2001 represented the provision for the write-down in book value, dismantle and related costs associated with the closure of country elevators and farm service centres by UGG and Agricore of $15 million and $36 million, respectively, offset by UGG recognizing a non-cash increase in its deferred pension asset of $6.8 million as a result of annuitizing its defined benefit obligation under one of its pension plans.

INCOME TAXES

The Company's effective tax rate on earnings before income taxes and unusual items was 42.8% for the 15 months ended October 31, 2002 as detailed in Note 17 to the financial statements. Due to the taxable nature of certain wholly-owned and partially-owned subsidiaries and the effect of the federal Large Corporation Capital Tax (which levies a flat rate on capital employed at the end of the year), the Company incurred a current provision for income taxes of $7.2 million for the 15 months ended October 31, 2002, notwithstanding a pre-tax loss of $40.6 million, offset by expected future income tax recoveries of $24.2 million. As at October 31, 2002 the Company has tax loss carry-forwards of over $180 million, expiring between October 2005 and 2008 and therefore available to reduce income taxes otherwise payable in future years.

NET LOSS FOR THE YEAR

The net loss of $17.5 million for the 12 months ended October 31, 2002, or a loss of $0.42 per share, was $2.8 million worse than the previous year's pro forma net loss of $14.7 million.

The net loss of $23.5 million for the 15 months ended October 31, 2002, or a loss of $0.64 per share, was $35 million worse than UGG's net earnings for the 12 months ended July 31, 2001 of $11.8 million or $0.63 per share.

LIQUIDITY AND CAPITAL RESOURCES

SHARE CAPITAL AND RETAINED EARNINGS

Retained earnings of $46.7 million at October 31, 2002 were $28.3 million lower than at July 31, 2001. Net losses for the 15 months ended October 31, 2002 of $23.5 million plus dividends declared of $4.7 million accounted for the decline.

Share capital of $460.3 million at October 31, 2002 increased by $301 million from $159.2 million at July 31, 2001. The Merger with Agricore on November 1, 2001, at a cost of $241 million, was financed by the issue of 20,492,305 limited voting common shares of UGG at $11.77 per share. In addition to this transaction, the issue of 7,965,791 limited voting common shares from treasury in December 2001 at $8.00 per share pursuant to a short-form prospectus provided $57 million net proceeds.

The market capitalization of the Company's 45,285,919 issued and outstanding limited voting common shares was $217 million at December 9, 2002 or $4.80 per share compared with the Company's book value of $10.94 per share at October 31, 2002.

SHORT-TERM DEBT

In connection with the Merger, the Company obtained a $250 million revolving credit facility (the "Revolving Credit Facility") from three Canadian chartered banks with an initial maturity date of July 31, 2002 secured by fixed and floating charges over substantially all the assets of the Company and certain of its wholly-owned subsidiaries. The maturity date of the Revolving Credit Facility has been extended to December 16, 2002. At October 31, 2002, the aggregate outstanding indebtedness of the Company under this facility was approximately $210 million (excluding undrawn letters of credit issued of about $37 million).

In connection with the Merger, the Company also obtained from one of the bank lenders under the Revolving Credit Facility a $150 million bridge facility that has been repaid and expired following the successful expansion of Agricore United Financial.

XCAN Grain Ltd., an indirect wholly-owned subsidiary of the Company, also obtained an extension of the maturity date of its $50 million revolving credit facility with a Canadian chartered bank (the "XCAN Revolving Credit Facility") from its initial maturity date of July 31, 2002 to December 31, 2002. The XCAN Revolving Credit Facility is secured principally by a floating charge on XCAN Grain Ltd.'s inventory and receivables and is guaranteed by the Company. As at October 31, 2002, the aggregate outstanding indebtedness under the XCAN Revolving Credit Facility was $47 million (excluding undrawn letters of credit issued of $1.9 million) secured by a $50 million guarantee by Agricore United.

On October 24, 2002, the Company obtained a $100 million temporary bridge facility (the "New Bridge Facility") from a Canadian chartered bank maturing on December 16, 2002. The New Bridge Facility is secured by fixed and floating charges over substantially all of the assets of the Company and certain of its wholly-owned subsidiaries. At October 31, 2002, the aggregate outstanding indebtedness under the New Bridge Facility was $100 million.

The Company had approximately $31 million in Member Loans outstanding at October 31, 2002 that are generally unsecured and repayable on a demand basis with an average carrying cost at or below prime.

Accordingly, the Company had Bank and Other Loans of $388.7 million outstanding at October 31, 2002, an increase of $328.7 million from the $60 million outstanding at July 31, 2001. Excluding the $316 million of loans assumed by the Company upon the Merger with Agricore, the remaining increase of $12.7 million largely reflects the extent to which increases in cash on deposit ($4 million), cash flow from operations ($22 million), less dividends payable ($4.6 million), modest decreases in working capital ($13 million), net proceeds of an equity issue ($57million), proceeds of disposition of assets ($42 million),

PRO FORMA LEVERAGE RATIO (%)


70%
60%
50%
40%
30%
20%
10%
0%
NOV DEC JAN FEB MAR APR MAY JUN JUL AUG SEP OCT
Net Long Term Assets
Working Capital
Leverage Ratio

were exceeded by capital expenditures ($31million), other deferred asset expenditures ($18 million) and debt repayments ($89 million).

As a result of the low grain production levels for the 2001/2002 crop year ended July 31, 2002 due to the 2002 drought, the condition of the grain subsequently harvested due to a wet fall and increased commodity prices, the grain handling industry has recently experienced an unusual pattern of accelerated selling by producers of the "new crop". The accelerated selling by producers has led to an unusual increase in the Company's short-term borrowings at October 2002 to fund the purchase of grain at increased prices.

Accordingly, while the Company's total net debt declined from $772 million at November 1, 2001 to $648 million at October 31, 2002 – the October 2002 debt levels are $174 million higher than at July 31, 2002, an atypical seasonal increase. Consequently, the Company's financial leverage ratio increased from 48% at July 31, 2002 to 59% at October 31, 2002 – the increase being entirely driven by the short-term run-up in working capital financed principally with short-term debt. The completion of the debt restructuring plan (see "Subsequent Events"), which includes issuing additional long-term debt to a life insurance company, will improve short-term liquidity by about $100 million without a material change in the financial leverage ratio. The increase in the Revolving Credit facilities with the syndicate of banks will add a further $50 million to the Company's short-term liquidity. On a temporary basis, the proceeds of the issue of the convertible debentures (see "Subsequent Events") provide further short-term liquidity of $103 million.

SECURITIZATION

On March 27, 2002, the Company signed a new five-year agreement with a Canadian chartered bank to securitize (or sell on a revolving, limited recourse basis) up to $175 million in respect of the Company's right to receive proceeds under its handling agreement with the CWB from the delivery of grain regulated by the CWB. As at October 31, 2002, the aggregate amount securitized was $70 million.

LONG-TERM DEBT

Long-term debt, including the current portion, was $298 million at October 31, 2002 an increase of $162 million over the $136 million at July 31, 2001. As a result of the Merger with Agricore, the Company assumed $243 million in long-term debt, subsequently reduced by scheduled principal repayments of $30.3 million and non-scheduled principal repayments of $28 million from proceeds of the equity issue in December 2001 and $24 million from proceeds of the sale of the Company's interest in CanAmera Foods.

WORKING CAPITAL

Accounts receivables and prepaid expenses decreased by $97 million to $212 million as at October 31, 2002 due to the expansion of Agricore United Financial to include customers of Agricore purchasing crop inputs and services. Non-Board inventories increased by $85 million as the value of non-Board grain inventories increased with higher underlying commodity values and due to higher carry-out levels of Fertilizer inventories as a result of the truncated fall Fertilizer sales season. CWB grain inventories were $86 million lower as a result of the Company's expanding its securitization program in March 2002. Accounts payable and accrued expenses decreased by $66 million. Excluding grain held on behalf of the CWB for which carrying charges are recovered, non-cash working capital increased by $72 million.

CAPITAL EXPENDITURES AND ACQUISITIONS

Capital expenditures for the three months and 15 months ended October 31, 2002 were $7.4 million and $30.6 million respectively, compared with $18 million for UGG for the 12 months ended July 31, 2001. The Company continued its current practice of containing sustaining capital spending – the expenditures of $30 million being more than fully offset by the proceeds of asset disposals of $42.4 million.

The Company acquired Agricore on November 1, 2001 for total share consideration of $241 million including debt assumed. The Company revalued Agricore's assets and liabilities on November 1, 2001 in accordance with the purchase method of accounting for the business combination. In accounting for the $56 million excess of Agricore's book value over the value of shares issued as consideration, the Company wrote down the value of property, plant and equipment by $18 million; investments, other assets and intangibles by $32 million; current assets by $18 million; and made provisions of $65 million for costs and future liabilities arising from the Merger related to Agricore and, after providing for expected future tax recoveries of $45 million, recorded goodwill arising from the transaction of $32 million.

CASH FLOW FROM OPERATIONS

Cash flow from operations decreased from $70 million for the 12 months ended July 31, 2002 to $22 million for the 15 months ended October 31, 2002. The after-tax loss for the quarter (excluding non-cash expenses) of $13 million, and a $38 million increase in future income taxes – as the expectation of recoveries of income taxes on the quarterly loss and those recoveries previously considered current extend beyond the next 12 months – contributed to the decline in cash flow from operations.

RISKS

The Company manages risk and risk exposures through a combination of insurance, derivative financial instruments, its system of internal controls and sound operating practices.

The effect of weather conditions on farm output represents a significant operating risk to the volume of grain handled and related revenues earned at country elevators and port terminals. Weather, the market prices of grain, total volume of grain production and mix of Board and non-Board grain produced, in turn affect the volumes and mix of crop production input sales. The Company's elevators and crop input distribution facilities are geographically dispersed throughout the Prairie Provinces, diversifying the exposure to some of these risks.

International grain supply and demand and the strength of the CWB's export program can also affect the volume of Canadian grain exports and, therefore, the volume of grain handled. In order to provide a substantial amount of protection against revenue losses due to unusually low grain handling volumes, UGG originally implemented an insurance program effective December 31, 1999 tied to industry-wide downturns in grain handling volumes. The Company filed a claim for, and received payment of, $7.5 million related to the below average grain shipments for the 2001/2002 crop year. The program expires December 31, 2002 and similar coverage is not available for the 2003 fiscal year.

The Company employs a number of other insuring and retention arrangements to actively manage its property, business interruption, boiler, marine, liability, fidelity, environmental, surety, employee accident and automobile risks and minimize the overall, long-term cost.

Exposure to inventory losses is managed through a variety of quality control processes, inventory management and shipping practices, ongoing staff training, and facilities management and maintenance. The Company complies with environmental regulations and uses special storage facilities and transportation methods to manage exposures from certain environmental hazards associated with the storage and handling of fertilizers and crop protection products.

Agricore United uses derivative financial instruments to manage market risks resulting from fluctuations in underlying interest rates, foreign exchange rates and commodity prices. Fundamentally, Agricore United attempts to mitigate risk wherever possible. Where available, derivative instruments are effective in minimizing these risks by creating essentially equal and offsetting market exposures. The derivative financial instruments held by Agricore United are principally held for purposes other than derivatives trading. If Agricore United did not use financial instruments, its exposure to market risk would be greater.

RISK MANAGEMENT

The Company's Risk Management Committee (consisting of the Chief Executive Officer, Chief Financial Officer and a number of senior managers of the Company) is responsible for identifying the risks faced by the Company, determining the materiality of those risks and recommending appropriate policies to the Board of Directors to reasonably contain the risks which can be managed. The Committee also provides direction to management on risk management strategies, the use of risk management products, specific exposure limits and approved counterparties. In addition, it determines that responsibility for specific risks is clearly delegated and that there are appropriate internal controls and monitoring systems to ensure that defined policies and procedures are adhered to.

MARKET RISK

A significant source of the Company's revenue is earned by Grain Handling and Merchandising. Earnings in this sector of the business fluctuate in relation to the volume of grain handled and the margin earned on merchandising open market (non-Board) grains. In the case of Board grains, the Company earns storage and handling tariffs from the CWB which are established independently of the market price for the grain. Board grains represented 63% of total grain handled by Agricore United in 2002 (63% in 2001 on a pro forma basis).

Since a significant portion of the Company's off-shore transactions are denominated and priced in U.S. dollars, the Company is not directly exposed to volatility in export sales as a result of underlying changes in the relationship between the Canadian dollar and other foreign currencies. The Company may be indirectly affected to the extent that farmer customers are adversely impacted by changes in the underlying exchange value of the Canadian dollar that, over a sustained period, are not compensated for by a corresponding change in input costs (i.e. changes in costs of fuel, crop inputs, etc.).

The Company utilizes exchange traded futures contracts wherever possible to manage the exposure associated with fluctuations in the cash price of non-Board grains. In so doing, the Company assumes a basis risk to the extent that the two do not change by directly equivalent amounts. Where exchange traded futures for a particular commodity are not available or where the liquidity of a particular exchange traded future is volatile, Agricore United develops cross hedges using futures contracts for similar or related products. While the utilization of such hedges reduces exposure to price risk, exposure to basis risk increases, although not proportionately. The Company retains any remaining commodity risks. The Company also employs forward sales contracts to hedge prices for the sale of grain, forages and special crops, forward purchase contracts to fix costs of supply of livestock feed inputs and prepaid purchases of crop production inputs with future delivery dates.

FOREIGN EXCHANGE RISK

As a significant portion of the Company's net revenues are effectively denominated in U.S. dollars, the Company uses forward exchange contracts and options to hedge this exposure.

INTEREST RATE RISK

To mitigate this risk, the floating interest rate on the $150 million of the Company's term loan has been fixed through an interest rate swap with a Canadian chartered bank at an average rate of 6.65% for the term of the loan. The Company also manages the interest rate term risk on its short-term borrowings by using a combination of cash instruments, futures, options and forward rate agreements.

CREDIT RISK

Agricore United is exposed to credit risk in the event of non-performance by its counterparties. However, the Company enters into over-the-counter derivative contracts only with pre-authorized counterparties where agreements are in place. Agricore United monitors the credit ratings of its counterparties on an ongoing basis. No provision has been made in respect of credit losses on derivative contracts, as Agricore United does not anticipate any non-performance. The Company also requires additional collateral in the form of letters of credit or cash deposits where large grain sale contracts with a particular customer potentially involve concentration of risk.

Exchange traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily.

Agricore United manages its exposure to potential credit risk in respect of trade receivable contracts through a rigorous analysis of outstanding positions, payment and loss history and ongoing credit reviews of all significant contracts. The absence of significant financial concentration of such receivables limits its exposure to credit risk. With the formation of Agricore United Financial, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification of losses incurred on certain accounts receivable. The Company also insures a portion of its trade receivables through the Export Development Corporation.

REGULATORY ENVIRONMENT

Risks and uncertainties associated with world grain markets affect a country's and a company's ability to compete. Specifically, the following are the more significant factors that may affect international grain trade:

- WTO (World Trade Organization) rules and compliance with the 1994 GATT agreement.
- Economic aid and political stability of grain producing and importing nations.
- Changes in the levels of subsidies paid by governments to domestic producers in the various grain exporting nations.

The Canadian grain industry and rail transportation, upon which the industry depends, are still highly regulated. Deregulation has been taking place for a number of years, and mainly in ways which Agricore United anticipated and has positioned itself to take advantage of. However, the Federal government largely disregarded the recommendations of Estey/Kroeger when it implemented legislation in 2000 to improve the market-driven features of the grain handling and transportation system. Notwithstanding these partial reforms, delaying further liberalization of grain trading and transportation regulations will adversely affect the Company's ability to fully achieve potential gains in market share and profitability.

Competition

GRAIN HANDLING

Agricore United – with an approximate market share of 37% – has numerous competitors in the Canadian grain handling industry, including Saskatchewan Wheat Pool, James Richardson International, Cargill Limited, N.M. Paterson & Sons, Parrish & Heimbecker, Louis Dreyfus Canada and many other smaller companies, all of which handle less grain individually than Agricore United. The recent introduction of a grain tendering process by the Canadian Wheat Board and revisions to the rail car allocation policy have enhanced the competitive environment.

Over the past 40 years, while the volume of grain handled has increased, the number of elevator facilities operating across the prairies has dropped significantly – part of an ongoing process of rationalization within the industry. Agricore United's recently completed infrastructure renewal program, to enable the Company to increase shipping capacity and lower handling and transportation costs per tonne, will significantly reduce the Company's annual sustaining capital expenditure requirements for the near term. Agricore United's elevators are also geographically dispersed across the prairies, broadening its access to the market, the variety of grains it can source and minimizing its risk from regionally adverse growing conditions, unlike a number of its competitors.

CROP INPUTS

Agricore United's Crop Production Services segment competes against other grain companies, international seed companies and numerous independent retailers in supplying seed, fertilizers, crop protection products and agronomic services to farmers. Agricore United is one of the largest distributors of seeds in Western Canada, with numerous proprietary and publicly available seed varieties. The Company continues to increase its focus on the distribution of seed for resale to its producer customers while maintaining its access to new seed technology.

LIVESTOCK SERVICES

The Livestock Services division competes with public and private grain and feed companies and independent retailers. Despite strong competition Agricore United improved its volumes, plant operating efficiencies and margins through an ongoing program of rationalization, acquisition and construction of modern replacement facilities.

Recent legislation passed in the United States introduced the concept of "Country of Origin" labelling for meat and other fresh commodities. The United States Department of Agriculture recently published voluntary guidelines in respect of such labelling with mandatory guidelines scheduled to be implemented on September 30, 2004, although the substance of the final mandatory guidelines remains uncertain. Stringent product labelling guidelines may negatively impact export shipments from Canada to the United States or contribute to pricing differentials which disadvantage Canadian producers. Any consequential contraction of the Canadian livestock market or curtailment of growth could adversely impact the Canadian livestock industry in general and therefore the Company's sales of and/or margins on livestock feed products.

Subsequent Event

Subsequent to October 31, 2002, the Company issued $105 million of 9% convertible unsecured subordinated debentures (the "Debentures") on November 27, 2002, maturing November 30, 2007. The Debentures are convertible, at the option of the holder prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures (an aggregate of 14 million Limited Voting Common Shares assuming conversion of all of the Debentures). The Debentures may be redeemed by the Company under certain circumstances after November 30, 2005 for cash or by issuing freely tradable Limited Voting Common Shares. In accordance with Canadian generally accepted accounting principles, $69.4 million of the Debentures, net of issue costs estimated at $2.5 million, will be classified as Shareholders' Equity and $35.6 will be classified initially as Long-term Debt.

In December 2002 the Company obtained a new $500 million secured credit facility from a syndicate of banks consisting of a $350 million revolving facility maturing in February 2004 (the "Replacement Revolving Credit Facility") and a $150 million term facility maturing in October 2007, in addition to a separate facility from a life insurance company in respect of a US$70 million 13 year secured term facility. The Replacement Revolving Credit Facility will be used to refinance the Company's existing $250 million Revolving Credit Facility, the $50 million XCAN Revolving Credit Facility and for general corporate purposes. The term facility will be used to refinance the Company's existing non-revolving bank term debt. Amounts outstanding under the New Bridge Facility are to be repaid from proceeds from this new US$70 million term facility. The new borrowing facilities will be secured by charges over all the assets of the Company and its material wholly-owned subsidiaries and by specific charges over material fixed assets.

The Company's financial leverage ratio was 59% as at October 31, 2002. The Company's pro forma financial leverage ratio as at such date after giving effect to the convertible debenture would be 53%.

Outlook

Industry grain shipments for the 12 months ended October 31, 2002 declined by 24%, compared to the industry decline of 22% for the 12 months ended July 31, 2002. Despite the downturn in Agricore United's most recent quarterly shipments, the Company's grain shipments are expected to closely mirror the industry shipping trends (thereby maintaining market share), given the Company's broad geographic market coverage. In the Company's quarterly


GRAIN PRODUCTION WESTERN CANADA
(1908 to 2002)
Crop Year (July 31)
1.2
1.0
0.8
0.6
0.4
0.2
0.0
60000
50000
40000
30000
20000
10000
0
1912 1920 1928 1936 1944 1952 1960 1968 1976 1984 1992 2000
Production (thousands – tonnes)
Average yield (tonnes per acre)

report for the period ended July 31, 2002, industry sources estimated the decline in grain exports as a result of the 2002 drought at a further 20% over 2001/2002 crop year levels which would reduce expected grain shipments in 2003 by 40% compared to 2001 shipments. Industry sources have subsequently lowered the estimates of grain exports to 35% below 2002 levels which may reduce industry grain shipments in 2003 by as much as 50% from 2001 volumes. The Company estimates the impact of this reduced grain handling volume on EBIT for the industry as a whole will be significantly in excess of these percentages because of the high fixed cost nature of the grain handling business. Accordingly, a reduction in exports of grains and oilseeds of 35% for the industry as a whole could reduce the Company's EBIT from grain handling and merchandising for 2003 by about $65 million, excluding any impact of continued operating cost reductions. A return to more normal weather conditions in 2003 would result in substantially improved grain production and increased grain tonnes available for shipping in 2004 – which would dramatically increase grain handling earnings prospects for the industry and the Company beyond 2003.

Increased precipitation for the quarter ended October 31, 2002, generally across the drought affected areas of the Prairies, reduced the impact of residual nutrients retained in the soil as a consequence of the 2002 drought, which would otherwise have limited the recovery of industry fertilizer sales in the fall of 2002 and spring of 2003. However, the late harvest and unseasonably cold weather conditions in the fall curtailed fall Fertilizer sales. The lack of fall application and reduced nutrient levels may positively impact the bulk of Fertilizer sales which typically occur in the spring. A return to normal weather conditions through the spring of 2003 would normally lead to a recovery in crop protection product sales which declined in 2002 due to the drought. Low crop production volumes around the world and unusually low levels of inventory "carry-out" continue to support higher prices for many commodities which may increase the proportion of seeded acres planted to oilseeds – in turn possibly increasing the sale of higher margin canola seed products in 2003.

The 2001 and 2002 droughts have also resulted in increased livestock feed ingredient prices in Canada, which has made it more costly to feed livestock in Western Canada than in the Midwestern United States over the past two years. If this trend were to continue, the livestock finishing business in Western Canada may continue to suffer, which may negatively impact the Company's sales of and margins on livestock feed products. The Company's direct and indirect interests in commercial hog production have also suffered in recent months from the current cyclical downturn in hog prices. A trend towards improved hog prices, which typically follows these cyclical downturns, would mitigate the losses on commercial hog operations impacting the fiscal 2002 results.

Cash operating expenses (excluding interest expense and non-cash items such as depreciation and amortization) for the 12 months since the Merger ended October 31, 2002 declined by $67 million compared to pro forma expenses in the same period last year, and $20 million lower for the latest quarter. In August 2002, the Company announced the successful integration of its information technology systems onto a single platform resulting in expected annual cost savings of $9 million per year – of which approximately $8 million remains unrealized at October 31, 2002. Pro forma interest cost reductions of $8 million and an additional $17 million in non-cash depreciation expense reductions to the end of October 31, 2002 will result in significantly higher cost savings than the original $50 million forecast last November (to be realized by July 2003). Ongoing consolidation of the Company's grain handling network (reduced from 154 country elevator locations at the Merger date to about 91 by January 31, 2003), annualization of synergies already achieved and additional synergies not yet realized from the Merger will further increase these cost savings in the coming months. Consequently, the Company expects to realize more than $100 million in cost reductions by July 31, 2003.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of United Grain Growers Limited, carrying on business as Agricore United, is responsible for the preparation and presentation of the accompanying financial statements and all of the information contained in this annual report. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles which recognize the necessity of relying on management's judgement and best estimates. Financial information contained throughout this annual report is consistent with these financial statements.

To fulfill its responsibility and ensure integrity of financial reporting, management maintains a system of internal accounting controls and an internal audit department to review systems and controls on a regular basis. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors, consisting of non-management directors, oversees management's preparation of financial statements and financial control of operations. The Audit Committee meets separately with management, the Company's internal auditors, and the Company's independent auditors, PricewaterhouseCoopers LLP, to review the financial statements and recommend approval by the Board of Directors.





Brian Hayward,
Chief Executive Officer

Peter G. M. Cox,
Chief Financial Officer

AUDITORS' REPORT

TO THE SHAREHOLDERS OF UNITED GRAIN GROWERS LIMITED:

We have examined the consolidated balance sheets of United Grain Growers Limited as at October 31, 2002 and July 31, 2001 and the consolidated statements of earnings and retained earnings and consolidated statement of cash flows for the 15 month period ended October 31, 2002 and the 12 month period ended July 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and July 31, 2001 and the results of its operations and the changes in its cash flows for the 15 month period ended October 31, 2002 and the 12 month period ended July 31, 2001 in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Winnipeg, Canada
December 16, 2002

CONSOLIDATED BALANCE SHEETS

(in thousands)	As at October 31, 2002	As at July 31, 2001
ASSETS		
Current Assets		
Cash & cash equivalents	$ **39,117**	$ 779
Accounts receivable and prepaid expenses (note 4)	**212,454**	114,881
Inventories (note 5)	**469,172**	130,827
Future income taxes (note 17)	**14,247**	10,111
	734,990	256,598
Property, Plant & Equipment (note 6)	**724,926**	291,137
Other Assets (note 7)	**99,816**	55,547
Future Income Taxes (note 17)	**24,242**	—
	$ **1,583,974**	$ 603,282
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank and other loans (note 9)	$ **388,722**	$ 59,983
Accounts payable and accrued expenses	**344,836**	109,126
Dividends payable	**4,728**	5,308
Current portion of long-term debt (note 10)	**30,614**	14,075
	768,900	188,492
Long-term Debt (note 10)	**267,367**	122,387
Other Long-term Liabilities (note 11)	**40,361**	8,631
Future Income Taxes (note 17)	**—**	49,621
Shareholders' Equity		
Share capital (note 15)	**460,352**	159,232
Contributed surplus (note 16)	**336**	—
Retained earnings	**46,658**	74,919
	507,346	234,151
	$ **1,583,974**	$ 603,282

Approved by the Board



Ted Allen, Director



Terry Youzwa, Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(in thousands)	15 months ended October 31, 2002	12 months ended July 31, 2001
Sales and revenue from services (note 12)	$ 4,130,154	$ 1,854,934
Gross profit and revenue from services	460,193	222,860
Operating, general and administrative expenses	(382,420)	(158,088)
Earnings before the undernoted	77,773	64,772
Depreciation and amortization	(82,958)	(28,138)
	(5,185)	36,634
Gain (loss) on disposal of assets	17,221	(699)
Interest and securitization expenses (note 14)	(48,408)	(19,139)
	(36,372)	16,796
Unusual items (note 23)	(4,236)	(8,158)
Recovery of (provision for) income taxes (note 17)		
On unusual items	1,525	3,549
On earnings (loss) before unusual items	15,550	(441)
Net earnings (loss) for the period	(23,533)	11,746
Retained earnings, beginning of year	74,919	68,431
Dividends	(4,728)	(5,215)
Premium on shares repurchased	—	(43)
Retained earnings, end of period	$ 46,658	$ 74,919
Basic and diluted earnings (loss) per share (note 1)	$ (0.64)	$ 0.63

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	15 months ended October 31, 2002	12 months ended July 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings (loss) for the period	$ (23,533)	$ 11,746
Adjustments for:		
Depreciation and amortization	82,958	28,138
Employee future benefits	1,343	(1,662)
Future income tax recovery and investment tax credits	(22,910)	(4,343)
Equity (earnings) loss from investments, net of dividends	1,021	(820)
Stock-based compensation	336	—
(Gain) loss on disposal of assets	(17,221)	699
Restructuring provision, net of tax	—	4,609
Cash flow provided by operations (note 1)	21,994	38,367
Changes in non-cash working capital	13,278	9,940
	35,272	48,307
CASH FLOWS FROM INVESTING ACTIVITIES		
Business acquisitions, net of cash acquired (note 3)	(206,920)	(12,097)
Property, plant and equipment expenditures	(30,610)	(18,316)
Proceeds from disposal of assets	42,352	672
Increase in other assets	(9,071)	(4,984)
	(204,249)	(34,725)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in bank and other loans	12,733	(6,369)
Proceeds from long-term debt	7,177	—
Long-term debt repayments	(88,620)	(13,808)
Deferred financing expenditures	(9,153)	(500)
Other long-term liabilities	(7,429)	—
Share capital issued (redeemed), net	297,915	(151)
Dividends	(5,308)	(5,315)
	207,315	(26,143)
Net increase (decrease) in cash & cash equivalents	38,338	(12,561)
Cash & cash equivalents, at beginning of year	779	13,340
Cash & cash equivalents, at end of year	$ 39,117	$ 779
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash payments of interest	$ (46,266)	$ (17,838)
Cash payments of taxes	$ (7,074)	$ (8,174)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Earnings Per Share

	15 months ended October 31, 2002	12 months ended July 31, 2001
Basic and diluted earnings (loss) per share	$ (0.64)	$ 0.63
Cash flow provided by operations per share	$ 0.53	$ 2.22

Earnings per share is derived by deducting annual dividends on preferred shares from earnings for the period and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (preferred shares and executive stock options) were not included in the calculation of diluted earnings per share in 2002 and 2001 as the result would be either anti-dilutive or in the case of executive stock options, the exercise price exceeded the average trading value of the shares.

The impact on earnings due to Unusual Items (note 23) net of tax is a loss of $0.07 for the 15 months ended October 31, 2002 (a loss of $0.28 per share for the 12 months ended July 31, 2001).

Cash flow provided by operations per share is derived by deducting annual dividends on preferred shares from cash flow provided by operations of $21,994,000 for the 15 months ended October 31, 2002 ($38,367,000 for the year ended July 31, 2001) and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period.

	15 months ended October 31, 2002			12 months ended July 31, 2001		
	Income (in thousands)	Shares (in thousands)	Per share amount	Income (in thousands)	Shares (in thousands)	Per share amount
Net earnings (loss) for the period	$ (23,533)			$ 11,746		
Less: preferred share dividend	(1,381)			(1,105)		
Basic and diluted earnings (loss) per share	(24,914)	38,744	$ (0.64)	10,641	16,818	$ 0.63

2. Significant Accounting Policies

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which require Agricore United ("the Company") to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses and disclosures of contingencies. Actual results could differ from these estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate share of the accounts of significant joint ventures. The Company's interest in its joint ventures is recognized using the proportionate consolidation method at rates that approximate either the Company's ownership interest in or the volume of business with the respective joint venture:

Subsidiaries	Ownership %
Agricore Ltd.	100%
Demeter (1993) Inc.	100%
Pacific Elevators Limited *	70%
Western Pool Terminals Ltd.*	70%
Unifeed Limited and its wholly owned subsidiary	100%
XCAN Grain Ltd. and its wholly owned subsidiaries	100%

Joint Ventures	Ownership %
Alberta Industrial Mustard Company Limited	50%
Cascadia Terminal	50%
CMI Terminal Joint Venture	50%
Gardiner Dam Terminal Joint Venture	50%
Lloydminster Joint Venture	50%
Prairie Mountain Agri Limited	50%
Western Co-operative Fertilizers Limited	66 2/3%

* On October 21, 2002, the Company announced that it had entered into a binding agreement to acquire the remaining 30% ownership of Western Pool Terminals Ltd. and Pacific Elevators Limited effective October 1, 2002. The terms of the agreement have not been settled and, accordingly, the Company is still recording its ownership as 70%.

REVENUE RECOGNITION

Revenue is recognized upon shipment of goods or provision of services.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and short-term investments which may be liquidated promptly, as well as funds on deposit within jointly held enterprises which may not be immediately available to the Company.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Company to reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices. In the normal course, the Company does not hold or issue derivative financial instruments for derivative trading purposes.

Interest Rate Swap Contracts – The differentials to be received or paid under interest rate contracts are recognized in income over the life of the contracts as adjustments to interest expense. Gains and losses on termination of contracts are deferred and amortized to income over the remaining life of the contract or the related debt, whichever is earlier.

Foreign Exchange Contracts – Gains and losses on contracts designated as hedges of existing assets and liabilities are used to offset gains and losses resulting from the underlying hedged transactions. The foreign exchange contracts and the underlying hedged assets are marked to market monthly and the resulting gains and losses are netted and recognized as a current period transaction.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated at the year-end exchange rate while non-monetary assets, liabilities, revenues and expenses are translated at the rate of exchange prevailing at the transaction date. All exchange gains and losses are reflected in earnings during the period in which they occurred.

INVENTORIES

Amounts receivable in respect of grain held for the account of The Canadian Wheat Board ("Board"), in accordance with the terms of a handling agreement between the parties, are valued on the basis of Board initial prices less handling costs.

Company-owned grain inventories include both hedged and non-hedged commodities. Hedgeable grain inventories are valued on the basis of closing market quotations less handling costs and also reflect gains and losses on open grain purchase and sale contracts to the extent these positions have been hedged. Non-hedgeable grains are valued at the lower of cost or market.

Farm supply, seed, feed and livestock inventories are valued at the lower of cost or net realizable value.

PROPERTY PLANT AND EQUIPMENT

Property Plant and Equipment are recorded at cost, which includes interest incurred on major construction projects, reduced by investment tax credits claimed. The Company uses a combination of straight line and diminishing balance methods of providing depreciation over the estimated useful lives of the assets as follows:

- Country elevator, feed mill and warehouse properties and equipment – *4% to 10% diminishing balance*
- High-throughput elevator properties and equipment – *2% to 5% straight line*
- Terminal elevator properties and equipment – *2% to 10% straight line*
- Specified computer equipment – *three years straight line*
- Other equipment, furniture and fixtures – *20% diminishing balance*

OTHER ASSETS

Deferred Charges – Deferred systems development costs related to developing major new computer systems are amortized on a straight line basis over a three year period.

Deferred varietal development costs incurred under agreements for the development of proprietary seed varieties are amortized on a straight line basis over a four year period.

Deferred pension costs represent pension funding in excess of pension costs and are amortized over the average remaining service period of active employees expected to receive benefits under the benefit plans.

Deferred financing costs related to the acquisition of long-term credit facilities are amortized over the term of the facility.

Trade Investments – Trade investments primarily include the Company's non-controlling interest in The Puratone Corporation which is accounted for using the equity method. The Company's non-controlling interest in Prince Rupert Grain Terminal is recorded at nominal value. All other trade investments are recorded at cost.

Intangible Assets – Intangible assets include contracts, customer and supplier lists, leases and goodwill, which are amortized on a straight-line basis over ten years. Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired. The Company assesses whether there has been a permanent impairment in the carrying value of goodwill based on the fair value of the related business operations. Any resulting change would be charged to income in the current year.

EMPLOYEE FUTURE BENEFITS

The Company maintains both defined benefit and defined contribution pension plans for employees (note 8). Other post-employment benefits, largely in respect of extended health plans and life insurance, are also provided to eligible employees upon retirement. The cost of all future benefits is accrued in the period in which the employee services are rendered, based on actuarial valuations.

Pension fund assets are valued at market values. Any excess net actuarial gains or losses over 10% of the greater of the accrued benefit obligation and the market value of plan assets, together with the transitional asset that resulted on the adoption of the new accounting standard, are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plan.

STOCK-BASED COMPENSATION

The Company has a stock-based compensation plan, which is described in note 16. The fair value of the award at the time of granting is recognized as compensation expense over the vesting period with an offsetting amount being credited to contributed surplus.

INCOME TAXES

Income taxes are provided for using the asset and liability method of accounting. Under this method, future income taxes are recognized for temporary differences between the accounting and tax bases of the Company's assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

3. Business Acquisitions

On November 1, 2001, United Grain Growers Limited issued 20,492,305 Limited Voting Common Shares to the shareholders of Agricore Ltd. in exchange for 100% of their economic interest in the company to form Agricore United. The value of the shares issued was determined based on the average market price of the Limited Voting Common Shares over the three-day period prior to the announcement of the business combination on July 30, 2001. This acquisition has been accounted for using the purchase method and the results of the operations of Agricore Ltd. are included in the consolidated financial statements from November 1, 2001 forward. The following table summarizes the fair value of assets acquired and liabilities assumed:

(in thousands)	As at October 31, 2002	As at July 31, 2001
Net assets acquired		
Cash assumed	$ 34,275	$ (755)
Receivables, inventories and capital assets	1,158,737	11,859
Goodwill and intangible assets*	24,319	238
Liabilities assumed	(976,136)	—
Total purchase price	$ 241,195	$ 11,342
Less cash assumed	(34,275)	755
Cash paid, net of cash assumed	—	12,097
Shares issued, net of cash assumed	206,920	—

* Virtually none of the goodwill included in "Goodwill and intangible assets" would be considered deductible for income tax purposes.

4. Accounts Receivable

On February 5, 2001, the Company finalized an agreement with a financial institution to provide credit for qualifying agricultural producers. The agreement with the financial institution is effective for a rolling 5 years and may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. The Company sold to the financial institution an initial portfolio of trade accounts receivables on May 29, 2001 and June 23, 2001 for $21.5 million and $14.9 million respectively.

The Company has agreed to indemnify the financial institution for a portion of future losses incurred on the portfolio to a maximum of 5% of the outstanding credit. No indemnity has been paid, however, an amount of $1.1 million has been accrued at October 31, 2002 (2001 – $53,000) based on the provision for losses determined under the terms of the agreement.

Concentrations of credit risk on trade accounts receivable and notes due from customers are indicated in the following table by the percentage of the total balance receivable from customers in the specified categories.

	As at October 31, 2002	As at July 31, 2001
Grain Handling	46%	20%
Crop Production Services	18%	30%
Other	36%	50%

5. Inventories

The Company entered into a new securitization agreement with an independent trust ("the Purchaser") in March 2002 and adopted the recommendations of CICA Accounting Guideline 12 (AcG-12) to account for the initial and subsequent sales of assets under the agreement. The agreement with the Purchaser expires on July 31, 2007, although it may be terminated at an earlier date by mutual consent or by either party upon one year's written notice.

Under this agreement, the Company can sell up to $175 million of an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with a grain handling contract between the Company and the Canadian Wheat Board (CWB). The Company receives proceeds equal to the fair value of the assets sold and retains rights to future cash flows arising from the future performance of grain handling on behalf of the CWB after the investors in the trust have received the return for which they contracted. The co-owners have limited recourse to the Company's future grain handling receipts, and no recourse to the Company's other assets. The Company is responsible for fulfilling its obligations under the grain handling agreement entered into with the Canadian Wheat Board and retains servicing responsibilities in respect of the CWB grain.

Under the terms of the grain handling contract, the Company is guaranteed a reimbursement of amounts advanced to the producers on behalf of the Canadian Wheat Board upon deliveries of CWB grain. The Government of Canada secures this guarantee and therefore no credit losses are expected with respect to these assets. In addition, since the weighted average life of the receivable is only a matter of days, the discount factor is not expected to be a significant element in the computation of the fair value. Consequently, the Company has determined the fair value measurement of this asset to be the same as its carrying value and it has concluded that any sensitivity analysis regarding key assumptions used in such valuation would not result in any significant change in valuation.

At October 31, 2002, the grain held for the account of the Canadian Wheat Board is reported net of securitized amounts of $70.3 million. The table below summarizes certain cash flows related to the transfer of receivables during the period.

(in thousands)	**As at October 31, 2002**
Proceeds from new securitizations	**$ 64,500**
Proceeds from collections reinvested	**$ 5,845**

The net cost of these transactions is included in interest and securitization expenses in the consolidated statements of earnings and retained earnings.

Inventory is comprised of the following:

(in thousands)	**As at October 31, 2002**	As at July 31, 2001
Grain held for the account of the Canadian Wheat Board, net	**$ —**	$ 8,426
Company-owned grain	**220,618**	43,041
Farm supplies, seed, feed and livestock	**248,554**	79,360
	$ 469,172	$ 130,827

6. Capital Assets

(in thousands)	**As at October 31, 2002**		As at July 31, 2001	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Country elevator, feed mill and warehouse properties and equipment	**$ 850,132**	**$ 352,568**	$ 323,568	$ 110,877
Terminal elevator properties and equipment	**287,388**	**180,333**	122,100	85,156
Other equipment	**304,967**	**184,660**	76,815	35,313
	$1,442,487	**$ 717,561**	$ 522,483	$ 231,346
Net book value	**$ 724,926**		$ 291,137	

7. Other Assets

(in thousands)	**As at October 31, 2002**	As at July 31, 2001
Deferred Charges:		
Systems development costs	**$ 6,051**	$ 4,358
Varietal development costs	**3,240**	2,442
Pension costs	**17,499**	24,877
Financing and other costs	**10,639**	1,753
Trade Investments	**19,469**	13,895
Intangible Assets	**42,918**	8,222
	$ 99,816	$ 55,547

8. Employee Future Benefits

Prior to the business combination on November 1, 2001, the Company maintained two pension plans for employees. One of these plans was converted in fiscal 2001 from a defined benefit plan to a defined contribution plan whereby all contributions for services after the conversion date were paid into the member's defined contribution account. At the time of the conversion, active members were also given a one-time option to transfer their accrued pension benefit to the defined contribution account. A defined benefit component of the plan remains, covering a closed group of members.

Subsequent to the business combination, the Company maintains several additional defined benefit and defined contribution plans for substantially all of its employees and is also a member of a multi-employer defined benefit plan. The multi-employer plan is accounted for as a defined contribution plan.

The Company's net benefit plan income (expense) is as follows:

(in thousands)	**15 months ended October 31, 2002**	12 months ended July 31, 2001	**15 months ended October 31, 2002**	12 months ended July 31, 2001
	Pension Benefits		Other Future Benefits	
Current service cost	**$ (2,476)**	$ (249)	**$ (322)**	$ (257)
Interest cost	**(7,110)**	(5,171)	**(712)**	(570)
Expected return on plan assets	**8,710**	8,308	**—**	—
Amortization of transitional asset	**865**	1,536	**—**	—
Amortization of gains	**—**	—	**31**	22
Settlement gain	**—**	6,810	**—**	—
Net benefit plan income (expense) (defined benefit component)	**$ (11)**	$ 11,234	**$ (1,003)**	$ (805)
Defined contribution component expense	**(4,534)**	(2,423)	**—**	—
Multi-employer plan contribution expense	**(646)**	(352)	**—**	—
Net benefit plan income (expense)	**$ (5,191)**	$ 8,459	**$ (1,003)**	$ (805)

Information about the Company's defined benefit pension arrangements, in aggregate, is as follows:

(in thousands)	**As at October 31, 2002**	As at July 31, 2001	**As at October 31, 2002**	As at July 31, 2001
	Pension Benefits		Other Future Benefits	
ACCRUED BENEFIT OBLIGATION				
Balance, beginning of year	**$ 20,238**	$ 78,141	**$ 8,631**	$ 8,293
Agricore Ltd. acquisition	**95,507**	—	**—**	—
Current service cost	**2,582**	307	**322**	257
Interest cost	**7,110**	3,539	**712**	570
Benefit improvement	**—**	493	**—**	—
Benefits paid	**(13,787)**	(8,184)	**(551)**	(467)
Actuarial (gain) loss	**953**	10,799	**(31)**	(22)
Settlement	**—**	(64,857)	**—**	—
Balance, end of year	**$ 112,603**	$ 20,238	**$ 9,083**	$ 8,631
PLAN ASSETS				
Fair value, beginning of year	**$ 53,294**	$ 118,507	**$ —**	$ —
Agricore Ltd. acquisition	**90,235**	—	**—**	—
Actual return (loss) on plan assets	**(3,886)**	2,640	**—**	—
Employer contributions to:				
Defined contribution component	**(2,941)**	(2,371)	**—**	—
Other benefits	**—**	—	**551**	467
Employee contributions	**142**	97	**—**	—
Benefits paid	**(13,787)**	(7,532)	**(551)**	(467)
Settlement	**—**	(58,047)	**—**	—
Fair value, end of year	**$ 123,057**	$ 53,294	**$ —**	$ —

(in thousands)	As at October 31, 2002	As at July 31, 2001	As at October 31, 2002	As at July 31, 2001
	Pension Benefits		Other Future Benefits	
FUNDED STATUS				
Plan surplus (deficit)	**$ 10,454**	$ 33,056	**$ (9,083)**	$ (8,628)
Unamortized transitional asset	**(8,492)**	(8,305)	**—**	—
Unamortized net gains	**15,537**	126	**—**	—
Deferred Benefit Asset (Liability)	**$ 17,499**	$ 24,877	**$ (9,083)**	$ (8,628)

The significant weighted-average assumptions used in measuring the Company's pension and other obligations were as follows:

	As at October 31, 2002	As at July 31, 2001	As at October 31, 2002	As at July 31, 2001
	Pension Benefits		Other Future Benefits	
Discount rate	**6.37%**	7.05%	**6.50%**	6.50%
Expected long-term rate of return on plan assets	**6.75%**	7.50%	**—%**	—%
Rate of compensation increase	**3.50%**	5.00%	**5.00%**	5.00%

9. Bank and Other Loans

The Company has the following revolving credit facilities: a $250 million revolving facility, at prime interest rates, expiring December 16, 2002; a $100 million bridge facility, at prime plus 2.5%, expiring December 16, 2002; and a $50 million revolving facility, at prime interest rates, expiring December 31, 2002. The two revolving facilities may be drawn to the lesser of their limit or a margin based on qualifying receivables and inventories. These facilities are secured by both floating and fixed charges over assets of the Company.

Loans from members and staff were $31 million (2001 – $ nil), and are repayable on demand, are unsecured and bear interest at rates varying from 3.25% to 5.50%.

10. Long-Term Debt

Long-term debt is comprised of the following:

(in thousands)	As at October 31, 2002	As at July 31, 2001
Term loan	**$ 150,770**	$136,000
Series A notes (9.25% interest rate)	**63,989**	—
Series B notes (9.80% interest rate)	**21,237**	—
Cascadia Series B notes (6.98% interest rate)	**50,000**	—
Other long-term debt	**11,985**	462
Total term debt	**297,981**	136,462
Less: current portion	**30,614**	14,075
	$ 267,367	$ 122,387

The fair value of long-term debt approximates its carrying amount.

TERM LOAN

The floating rate term loan of $150.8 million at 5.32% (2001 – $86 million at a 5.62% floating rate and $50 million at a fixed rate of 7.25%) is repayable in quarterly instalments of $5.7 million and is due on December 31, 2003. The loan is secured by a demand debenture for $750 million, which includes a fixed charge on the Vancouver terminal facility and a floating charge over all other assets.

Interest rate swaps of $150 million at 6.65% (2001 – $86 million at 8.99%) with Schedule One banks are used to hedge the floating interest rate component of long-term debt. The fair value of the interest rate swap obligation is $12.6 million as at October 31, 2002 (2001 – $6.57 million).

SERIES A AND B NOTES

The notes are collateralized by a floating charge demand debenture on fixed assets and a second charge on accounts receivable and inventory, shared pari passu with the holder of the Term Loan. Interest is calculated and paid monthly. The Series A notes are repayable in equal annual instalments in December of each year to maturity in 2010. The Series B notes are repayable in equal annual instalments in December from 2011 to 2020.

CASCADIA SERIES B NOTES

The notes are collateralized by a first fixed and specific mortgage on the Cascadia Terminal as well as a pledge and charge on all leasehold land and interests. The notes are repayable in equal annual instalments in August from 2004 to 2023.

Other long-term debt is repayable within six years.

11. Other Long-Term Liabilities

(in thousands)	As at October 31, 2002	As at July 31, 2001
Post-employment benefits other than pension	$ 9,083	$ 8,631
Reclamation provision	31,278	—
	$ 40,361	$ 8,631

The Company has an interest in a joint venture, Western Co-operative Fertilizers Limited ("WCFL"). In 1987, WCFL discontinued manufacturing fertilizer at its two processing plants. Subsequent to the closures, WCFL retained an independent consultant who estimated the site reclamation and decommissioning costs to be between $44 million and $61.5 million. WCFL recorded the maximum provision in 1995 as a charge against earnings. In 2000, WCFL, with the help of various consultants, developed conceptual reclamation plans for its former production facilities based on site assessments, environmental risk data and current technology available and consequently reduced the provision to $51 million. The reclamation plans are designed to meet current regulatory requirements. Other long-term liabilities include the Company's pro rata share of the current estimated costs as well as a further provision of $5 million accrued by the Company as part of its revaluation of the liabilities of Agricore Ltd. on acquisition. The Company provides no guarantee for the obligations of WCFL.

12. Sales and Revenue from Services

Sales and revenue from services include export sales of $1,160,976,000 (2001 – $455,583,000). They also include the sales value of grain purchased for the account of and delivered to the Canadian Wheat Board of $1,313,481,000 (2001 – $527,413,000).

13. Related Party Transactions

The Company has transactions with related parties in the normal course of operations at commercial amounts and terms. Related parties include investees Prince Rupert Grain, The Puratone Corporation (note 2), and Benson-Quinn–GMS Inc., as well as the Company's principal shareholder Archer Daniels Midland Company and its respective subsidiaries and associated companies.

Total sales to related parties were $66,852,000 (2001 – $60,824,000) and total purchases from related parties were $28,416,000 (2001 – $35,312,000). As at October 31, 2002, accounts receivable from and accounts payable to related parties totalled $ 1,684,000 (2001 – $ 880,000) and $103,000 (2001 – $ 235,000), respectively.

14. Interest and Securitization Expenses

(in thousands)	15 months ended October 31, 2002	12 months ended July 31, 2001
Interest on:		
Long-term debt	$ 34,978	$ 12,010
Short-term debt	15,316	6,353
Securitization expenses	2,469	3,725
CWB carrying charge recovery	(4,355)	(2,949)
	$ 48,408	$ 19,139

15. Share Capital

MEMBERSHIP

The Company is governed by the United Grain Growers Act under which it has both members and shareholders. Members are customers of the Company and are entitled to elect 12 directors, who must be members of the Company. The Company's Limited Voting Common Shareholders are entitled to elect three directors, who cannot be members. Members who are not shareholders are not entitled to participate in any profit or distribution of the Company.

EMPLOYEE SHARE PURCHASE PLAN

Under the terms of the Company's employee share purchase plan (ESPP), qualifying employees may contribute from 1% to 7% of their basic earnings to the ESPP, with the Company contributing an amount equal to 50% of all employee contributions. Contributions are used to acquire shares, either from the open market or from the Company, based on share trading prices on the Toronto Stock Exchange.

EXECUTIVE STOCK OPTION PLAN

Under the terms of the executive stock option plan eligible executives of the Company are entitled to receive options to acquire Limited Voting Common Shares (note 16). The following stock options are outstanding at October 31, 2002:

Date Granted	Number of Shares	Exercise Price	Expiry Date	% Vested
Dec. 13/96	88,473	$10.20	2006	100%
Sept. 17/98	121,638	$11.50	2008	100%
Sept. 20/01	19,000	$10.30	2011	40%
Mar. 21/02	385,225	$9.70	2012	20%
	614,336			

MEMBER SHARE PURCHASE PLAN

Under the Company's member share purchase plan (MSPP), eligible members may contribute to the MSPP by way of a cash payment or cash ticket deduction payment. Contributions and dividends paid are used to acquire shares, either from the open market or from the Company, based on share trading prices on the Toronto Stock Exchange.

DIRECTORS' SHARE COMPENSATION PLAN

Under the directors' share compensation plan (DSCP), the Company pays its directors a minimum of 25% and a maximum of 50% of their annual compensation through the issuance from treasury of Limited Voting Common Shares, based on share trading prices on the Toronto Stock Exchange.

NORMAL COURSE ISSUER BID

The Company purchased 64,100 shares under a normal course issuer bid program on the Toronto Stock Exchange which commenced on June 28, 2000 and terminated on June 27, 2001.

The issued and outstanding common shares along with securities convertible into common shares are as follows:

	As at October 31, 2002	As at July 31, 2001
Issued and outstanding Limited Voting Common Shares	**45,281,561**	16,804,724
Securities convertible into common shares:		
Series "A" Convertible Preferred Shares non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,105,158**	1,105,251
Stock options	**614,336**	322,028
	47,001,055	18,232,003

(in thousands, except number of shares)	As at October 31, 2002		As at July 31, 2001	
	# of shares	**Value**	# of shares	Value
Authorized				
Preferred shares, issuable in series	**unlimited**		unlimited	
Limited Voting Common Shares	**unlimited**		unlimited	
Issued and Outstanding				
Series "A" convertible preferred shares non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24				
Opening balance	**1,105,251**	**$ 22,105**	1,105,268	$ 22,105
Converted to common shares	**(93)**	**(2)**	(17)	—
Closing balance	**1,105,158**	**$ 22,103**	1,105,251	$ 22,105
Limited Voting Common Shares				
Opening balance	**16,804,724**	**$ 137,127**	16,820,506	$ 137,235
Issued				
Upon conversion of preferred shares	**93**	**2**	17	1
Executive stock option plan	—	—	18,000	155
Directors' share compensation plan	**18,648**	**180**	12,001	110
Normal course issuer bid	—	—	(45,800)	(374)
Public offering, net of issuing costs (after tax)	**7,965,791**	**59,745**	—	—
Consideration to Agricore Ltd. shareholders	**20,492,305**	**241,195**	—	—
Closing balance	**45,281,561**	**$ 438,249**	16,804,724	$ 137,127
Total		**$ 460,352**		$ 159,232

16. Stock Based Compensation

For the period from January 1, 2002 to October 31, 2002, the Company recorded $336,000 in compensation expense and a related increase in Contributed Surplus regarding stock options issued under the terms of the Executive Stock Option Plan (note 15).

The exercise price of the option equals the market price of the Company's stock on the date of the grant. The fair value of each option granted since January 1, 2002 of $4.23 per share is estimated based on the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions: dividend yield of 2.58 percent, expected volatility of 38%, risk-free interest rate of 5.8 percent and expected life of 10 years. The Options vest at a rate of 20% per year.

Options outstanding at October 31, 2002 (note 15) have a range of exercise prices from $9.70 to $11.50 and a weighted average remaining contractual life of 7.92 years.

(in thousands, except price amounts)	As at October 31, 2002 Number of Options	As at October 31, 2002 Weighted Average Exercise Price	As at July 31, 2001 Number of Options	As at July 31, 2001 Weighted Average Exercise Price
Outstanding at the beginning of the period	**322,028**	**$ 11.56**	368,794	$ 11.43
Granted prior to January 1, 2002	**19,000**	**10.30**	—	—
Granted after January 1, 2002	**409,322**	**9.70**	—	—
Exercised	—		(18,000)	8.61
Forfeited	**(44,729)**	**10.25**	(28,766)	11.72
Expired	**(91,285)**	**13.10**	—	—
Outstanding at end of period	**614,336**	**$ 10.15**	322,028	$ 11.56
Exercisable at end of period	**294,756**	**$ 10.61**	386,041	$ 11.20

17. Income Taxes

(a) The Company's Income Tax Recovery (Expense) consists of the following:

(in thousands)	As at October 31, 2002	As at July 31, 2001
Current Income Tax Expense	**(7,161)**	(4,971)
Future Income Tax Benefit		
On unusual items	**1,525**	3,549
Other	**22,711**	4,530
Income Tax Recovery	**17,075**	3,108

(b) The Company's effective tax rate is determined as follows:

(in thousands)	As at October 31, 2002	As at July 31, 2001
Income Tax Recovery (Expense) at a Combined Statutory Rate of 41.9% (2001 – 43.6%)	**17,023**	(3,773)
Manufacturing & Processing Deduction	**635**	539
Large Corporation Capital Tax	**(3,875)**	(993)
Tax Paid Equity Earnings (Losses)	**(305)**	187
Non-Taxable Portion of Capital Gain	**2,425**	—
Expenses Not Deductible for Income Tax Purposes	**(986)**	(510)
Utilization of Previously Unrecognized Losses	**1,308**	—
Effect of Tax Rate Changes on Future Income Taxes	**(1,144)**	6,456
Miscellaneous	**1,994**	1,202
Provision for Income Taxes	**17,075**	3,108

(c) Significant components of the Company's future tax assets and liabilities are as follows:

(in thousands)	As at October 31, 2002	As at July 31, 2001
Future Tax Assets:		
Reserves & other liabilities	**42,187**	10,676
Other post employment benefits	**3,542**	3,193
Other deferred charges	**1,106**	—
Capital assets	**2,727**	—
Non-capital losses carried forward	**65,935**	—
Other temporary differences	**192**	1,071
	115,689	14,940
Future Tax Liabilities:		
Capital assets	—	26,004
Trade investments	**64,275**	16,369
Deferred pension costs	**9,404**	9,453
Other deferred charges	—	1,356
Other	**3,521**	1,268
	77,200	54,450
Net Future Tax Asset (Liability)	**38,489**	(39,510)
Comprised of:		
Future Tax Asset – current	**14,247**	10,111
Future Tax Asset (Liability) – non-current	**24,242**	(49,621)

18. Commitments and Contingencies

The Company has operating leases, with terms ranging up to 14 years, for office premises and equipment, various storage facilities and sites, application equipment and licensed vehicles under leases. Future minimum payments under these leases are as follows:

As at October 31 (in thousands)	
2003	**$ 10,032**
2004	**8,066**
2005	**5,326**
2006	**4,108**
2007	**1,685**
After 2007	**2,928**
	$ 32,145

The Company is contingently liable under guarantees given to third-party lenders who have provided long-term financing to certain independent producers. These guarantees total approximately $3.3 million as at October 31, 2002 (July 31, 2001 – $2.8 million).

The Company has outstanding banking letters of credit of $37 million and a guarantee to a financial institution for $50 million on behalf of one of its subsidiaries.

Under the terms of an agreement with a financial institution (as described in note 4), the Company agreed to indemnify the financial institution for a portion of future losses incurred on an accounts receivable portfolio to a maximum limit of 5% of outstanding credit.

As of October 31, 2002 there are claims against the Company in varying amounts for which no provisions in the financial statements are considered necessary. It is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims – but management believes that any such amounts would not have a material impact on the business or financial position of the Company – or the occurrence of the confirming future event is not determinable.

19. Segment Information

The Company has six reportable business segments operating primarily in Western Canada: Grain Handling, Crop Production Services, Livestock Services, Farm Business Communications, Financial Markets & Other Investments as well as Corporate Administration. Grain Handling revenues are earned from the sourcing of grain from producers for delivery to end-users. Crop Production Services revenues are earned from the production and sale of crop input products and services through retail centres and country elevators. Livestock Services revenues are derived from the manufacture and sale of livestock feed and related services. Farm Business Communications revenues are earned from subscription and advertising sales through the publication of farm magazines and periodicals. Financial Markets and Other Investments includes the activities of Agricore United Financial and foreign exchange trading activities as well as the activities of other investments. The Corporate segment contains no revenue and is comprised of corporate costs and other activities that are not specific to other business segments.

The Company has not provided enterprise-wide segmented information for revenue from external customers as it is not practicable to do so. There are no material capital assets located in foreign countries.

Segment information is summarized as follows:

(in thousands)	15 months ended October 31, 2002	12 months ended July 31, 2001
GROSS PROFIT AND REVENUE FROM SERVICES:		
Grain Handling	**$ 230,345**	$ 104,468
Crop Production Services	**149,215**	65,813
Livestock Services	**53,646**	41,518
Farm Business Communications	**12,773**	9,167
Financial Markets and Other Investments	**14,214**	1,894
	$ 460,193	$ 222,860
EARNING (LOSS) BEFORE INTEREST, TAXES, DEPRECIATION & AMORTIZATION:		
Grain Handling	**$ 70,950**	$ 40,732
Crop Production Services	**31,224**	22,901
Livestock Services	**14,925**	14,851
Farm Business Communications	**1,695**	1,470
Financial Markets and Other Investments	**11,227**	1,894
Corporate	**(52,248)**	(17,076)
	$ 77,773	$ 64,772
EARNING (LOSS) BEFORE INTEREST & TAXES:		
Grain Handling	**$ 30,442**	$ 27,866
Crop Production Services	**4,833**	13,415
Livestock Services	**10,977**	11,358
Farm Business Communications	**1,490**	1,360
Financial Markets and Other Investments	**9,167**	1,894
Corporate	**(62,094)**	(19,259)
	$ (5,185)	$ 36,634

(in thousands)	As at October 31, 2002	As at July 31, 2001
ASSETS:		
Grain Handling	**$ 891,152**	$ 273,949
Crop Production Services	**456,801**	163,768
Livestock Services	**115,997**	110,153
Farm Business Communications	**1,238**	697
Financial Markets and Other Investments	**4,993**	654
Corporate	**113,793**	54,061
	$ 1,583,974	$ 603,282

20. Financial Instruments

FORWARD FOREIGN EXCHANGE CONTRACTS

Foreign currency amounts are translated at the balance sheet date. The "sell" amounts represent the Canadian dollar equivalent of commitments to sell foreign currency.

As at October 31 (in thousands)	Type	15 mos
US Dollars	Sell	$ 243,509
Euro	Sell	$ 3,193

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The following summarize the major methods and assumptions used in estimating the fair values of financial instruments:

- Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.
- Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing borrowings as the present value of expected cash flows.
- The fair value of derivatives generally reflects the estimated amounts that the Company would have to pay, or would receive, upon termination of the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

21. Interest in Joint Ventures

The Company's interest in its joint ventures is recognized using the proportionate consolidation method at rates that approximate either the Company's ownership interest in, or the volume of business with, the respective joint venture. The Company had no joint venture investments at July 31, 2001.

(in thousands)	As at October 31, 2002
Balance Sheet	
Current assets	98,286
Long-term assets	84,208
Current liabilities	(38,854)
Long-term liabilities	(10,695)
Other long-term liabilities	(26,177)
Net investment in joint ventures	106,768
Statement of Operations	
Revenues	77,421
Expenses	(38,872)
Net earnings	38,549
Statement of Cash Flows	
Cash provided by (used in):	
Operating activities	38,795
Financing activities	(6,678)
Investing activities	17,069
Increase in cash & cash equivalents	49,186

22. Restructuring Plan

The Company's comprehensive restructuring plan to rationalize its country operations involves the expected closure and demolition of 136 locations by October 31, 2004. The expenditures to date and the remaining provision outstanding to complete this restructuring plan is summarized below.

(in thousands)	Opening balance	Agricore provision acquired	Application to provision	Closing balance
Asset write-down	$ 15,112	$ 29,995	$ (3,977)	$ 41,130
Other cash costs	1,105	4,606	(3,130)	2,581
Demolition costs	3,857	4,466	(2,590)	5,733
Total	$ 20,074	$ 39,067	$ (9,697)	$ 49,444

23. Unusual Items

Unusual Items represent transactions that do not typify normal business activities of the Company:

OCTOBER 31, 2002

In connection with the merger effective November 1, 2001, the Company undertook a restructuring of the organization. For the 12 months ended October 31, 2002, the acquirer's expenses relating to this restructuring were $4.2 million ($2.7 million net of tax), comprised principally of severance costs.

JULY 31, 2001

i) Under the terms of a comprehensive restructuring plan, which is expected to be fully implemented by the end of fiscal 2004, the Company will substantially complete the rationalization of its country operations. The related provision of $15 million ($8.8 million after tax) represents the estimated asset write-downs, dismantling costs and other cash expenses at 47 locations.

ii) During the prior year, the Company approved the purchase of non-participating insurance contracts on behalf of the retirees in one of its defined benefit plans (note 8). To facilitate the purchase, a lump sum transfer from the defined benefit plan assets, representing the partial settlement of the plan's obligations, was made on July 31, 2001. As a result of this partial settlement, a related proportion of previously unamortized gains could no longer be deferred and, accordingly, the Company recognized a non-cash increase in the deferred pension asset and a related non-cash gain on settlement of $6.8 million ($4.2 million after tax).

24. Subsequent Event

Subsequent to year-end, on November 27, 2002, the Company issued $105 million of 9% convertible unsecured subordinated debentures (the "Debentures") maturing November 30, 2007. The Debentures are convertible, at the option of the holder, at any time prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures. In accordance with Canadian generally accepted accounting principles, $69.4 million of the Debentures will be classified as Shareholders' Equity and $35.6 million will be classified initially as Long-term Debt.

In December 2002, the Company obtained a new $500 million secured credit facility with a syndicate of banks, consisting of a $350 million revolving facility maturing in February 2004 and a $150 million term facility maturing in October 2007, in addition to a US$70 million 13 year secured term facility from a U.S. life insurance company. The proceeds of these new facilities will be used to refinance the Company's existing revolving and non-revolving bank facilities.

The table below presents the pro forma effect of the two subsequent events on the balance sheet as if they had occurred at October 31, 2002. Pro forma diluted earnings per share for the 15 months ended October 31, 2002 arising from the Debentures has not been presented since the effect on the pro forma calculation would be anti-dilutive.

25. Accounting Changes

A) EARNINGS PER SHARE

Effective August 1, 2001, the Company changed its accounting policy and adopted the new CICA recommendations on Earnings Per Share. The new standard revises the calculation of earnings per share and diluted earnings per share (note 1) and requires the presentation of these amounts on the face of the Consolidated Statement of Earnings and Retained Earnings. All prior period earnings per share information has been restated to conform to the new standard.

B) BUSINESS COMBINATIONS

Effective August 1, 2001, the Company changed its accounting policy and adopted the new CICA recommendations on Business Combinations. The new standard requires the use of the purchase method for all business combinations initiated on or after July 1, 2001 and accordingly, the acquisition of Agricore Ltd. (note 3) has been accounted for on this basis. Goodwill and intangibles with an indefinite life will no longer be amortized.

C) STOCK-BASED COMPENSATION

Effective August 1, 2001, the Company changed its accounting policy and early-adopted the new CICA recommendations on accounting for Stock-Based Compensation for all options granted after the date of application, January 1, 2002. The new standard requires the fair value of the award at the time of granting to be recognized as a compensation expense over the vesting period with an offsetting amount being credited to contributed surplus (note 16).

(in thousands)	Actual As at October 31, 2002	Pro forma As at October 31, 2002 *unaudited*
ASSETS		
Current Assets	734,990	734,990
Long-term Assets	848,984	848,984
	1,583,974	1,583,974
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank and Other Loans	388,722	177,672
Other Current Liabilities	380,178	380,178
	768,900	557,850
Long-term Debt	267,367	375,867
Convertible Debentures – Debt Portion	—	35,615
Other Long-term Liabilities	40,361	40,361
SHAREHOLDERS' EQUITY		
Convertible Debentures – Equity Portion	—	66,935
Share Capital and Retained Earnings	507,346	507,346
	507,346	574,281
	1,583,974	1,583,974

26. FUTURE ACCOUNTING CHANGES

Effective November 1, 2002, the Company will adopt the new Canadian Institute of Chartered Accountants Standards recommendation with respect to goodwill and other indefinite life intangibles, which is effective for fiscal years beginning on or after January 1, 2002. The new standard no longer permits the amortization of goodwill and other indefinite life intangibles but requires a fair value impairment test to be performed annually. The impact of no longer recording this amortization will not have a material impact on the financial statements. It is not anticipated that any impairment charges will be recorded on the adoption of the new section.

27. COMPARISON PROFIT AND LOSS AND CASH FLOW INFORMATION

To provide a basis for comparative to the prior year, the following table shows the components of profit and loss as well as cash flow segregated between the three month period ended October 31, 2001 and the 12 month period ended October 31, 2002:

UNAUDITED PRO FORMA CONSOLIDATED EARNINGS INFORMATION

(in thousands)	**Unaudited 12 months ended October 31, 2002**	Unaudited 3 months ended October 31, 2001	15 months ended October 31, 2002
Sales and revenue from services	3,769,607	360,547	4,130,154
Gross profit and revenue from services	422,587	37,606	460,193
Operating, general and administrative expenses	(346,165)	(36,255)	(382,420)
Earnings before the undernoted	76,422	1,351	77,773
Depreciation and amortization	(75,281)	(7,677)	(82,958)
	1,141	(6,326)	(5,185)
Gain on disposal of assets	17,209	12	17,221
Interest and securitization expenses	(44,645)	(3,763)	(48,408)
	(26,295)	(10,077)	(36,372)
Unusual items	(4,236)	—	(4,236)
Recovery of income taxes:			
On unusual items	1,525	—	1,525
On earnings (loss) before unusual items	11,490	4,060	15,550
Net loss for the period	(17,516)	(6,017)	(23,533)

UNAUDITED PRO FORMA CONSOLIDATED CASH FLOW INFORMATION

(in thousands)	**Unaudited 12 months ended October 31, 2002**	Unaudited 3 months ended October 31, 2001	15 months ended October 31, 2002
Cash flow provided by operations	21,754	240	21,994
Changes in non-cash working capital	52,995	(39,717)	13,278
Cash flows from investing activities	(197,646)	(6,603)	(204,249)
Cash flows from financing activities	162,014	45,301	207,315
Change in cash position	39,117	(779)	38,338

28. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to current year presentation.

STATISTICAL SUMMARY

(in thousands except per share amounts)	**12 months ended October 31, 2002 (unaudited)**	12 months ended October 31, 2001 Pro forma	12 months ended October 31, 2000 Pro forma
OPERATING			
Gross profit and revenue from services	**$ 422,587**	$ 563,494	$ 547,727
EBITDA	**76,422**	149,838	125,272
EBIT	**1,141**	57,899	38,631
Earnings (loss) before income taxes and unusual items	**(26,295)**	6,544	(6,620)
Net earnings (loss)	**(17,516)**	(14,687)	2,126
Cash flow provided by operations	**21,754**	—	—
FINANCIAL			
Working capital ***	**$ 177,140**	$ (29,178)	$ —
Net investment in capital assets	**724,926**	790,734	—
Total assets	**1,583,974**	1,788,721	—
Total debt (short-term financing and long-term debt) ***	**619,768**	805,990	—
Shareholders' equity ***	**574,281**	469,361	—
RATIOS			
Current ratio ***	**1.32**	0.97	—
Adjusted leverage ratio ***	**53.0%**	63.3%	—
Return on average common equity before unusual items	**(3.41%)**	—	—
PER SHARE *			
Earnings (loss), before unusual items (net of tax)	**$ (0.36)**	$ —	$ —
Cash flow provided by operations	**0.47**	—	—
Book value **	**10.94**	—	—
OTHER DATA			
Property, plant and equipment expenditures	**$ 26,906**	—	—
Country shipments (thousands of tonnes)	**8,967**	12,493	—
Terminal handling (thousands of tonnes)	**4,882**	7,932	—
Licensed grain storage capacity (year-end, thousands of tonnes)			
Country elevators	**1,251**	2,018	2,300
Terminal elevators – wholly-owned	**591**	591	591
Terminal elevators – partially-owned	**692**	692	692
Number of elevators	**98**	154	—
Monthly weighted average limited voting common shares outstanding (thousands) *	**44,274**	—	—
Trading activity (TSX):			
High	**12.05**	12.50	12.00
Low	**5.50**	8.52	7.80
Year-end	**5.91**	12.05	9.35
Volume (thousands of shares)	**12,030**	1,690	547
Employees	**2,997**	3,607	—

See footnotes to the table under "Summary Operating Information" on page 19.

* Share and per share information (except book value) is calculated using the weighted average number of limited voting common shares outstanding for the period.

** Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of limited voting common shares outstanding at year-end as if the preferred shares had been converted on a 1:1 basis.

*** Actual 2002 working capital deficiency of $33,910, total debt and shareholders' equity adjusted for the two subsequent events described in Note 24 to the audited financial statements.


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